FIRST MAJESTIC SILVER CORP.

2008 ANNUAL REPORT

TSX:FR

FIRST MAJESTIC IS EMERGING AS A WORLD-CLASS SILVER PRODUCER THROUGH THE ACQUISITION AND EXPANSION OF ADVANCED-STAGE SILVER PROJECTS IN MEXICO. WE ARE COMMITTED TO BUILDING LONG-TERM, SUSTAINABLE MINING OPERATIONS THAT ARE BASED ON SOUND ENVIRONMENTAL PRACTICES AND THE WELLBEING OF COMMUNITIES IN WHICH WE OPERATE.

TRUSTED TO DELIVER. COMMITTED TO GROWTH.

TABLE OF CONTENTS

04	Letter to Shareholders

05	Highlights

06	Friendly, Silver-Rich Mexico

07	Social Responsibility

08	Focus on Management

10	Silver Coin, Bullion Sales

12	La Encantada Silver Mine

14	La Parrilla Silver Mine

16	San Martin Silver Mine

18	Del Toro Silver Mine

20	Financial Statements

45	Management Discussion and Analysis

69	Corporate Information

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 3

IN ONE OF THE MOST TURBULENT ECONOMIC PERIODS IN HISTORY, FIRST MAJESTIC REMAINED FOCUSED ON IMPROVING PRODUCTION CAPACITIES AND EFFICIENCIES, GROWING RESOURCES THROUGH AN AGGRESSIVE AND FOCUSED DRILL PROGRAM, AND BUILDING ONE OF THE SILVER INDUSTRY’S MOST EXPERIENCED AND RESPECTED MANAGEMENT TEAMS.

LETTER TO SHAREHOLDERS

2008 STARTED OFF TO BE A VERY EXCITING YEAR with silver trading at US$20 per ounce in March and the Company’s shares reaching 52-week highs. However, 2008 will not be remembered for this optimism, it will be remembered as a time of global economic crisis. A year when the world changed - we are in uncertain times, there is no doubting it.

There are plenty of reasons to be pessimistic about the state of the world economy, but this is definitely not the case for the precious metals industry. If ever there was a time to be optimistic about silver (& gold), this is most certainly the time.

Unlike so many investments that have recently plummeted in value, such as real estate and oil to name but two, silver and gold remain strong. Precious metals are assets that investors are turning to in these times of uncertainty. Physical demand has consistently outstripped supply in recent years and with many copper and zinc mines shutting down worldwide, silver supplies are being further tightened. For these reasons, we expect silver to outperform gold over the next few years. We feel we are heading into a very exciting time indeed.

Other than our share price and the negative impact on all companies in the fourth quarter due to the dramatic changes that occurred, this past year was another successful year for First Majestic. Our mission remains to become one of North America’s largest silver producers, and we continue to make strong progress towards that goal. We are proud of our team of mining professionals and our workforce of over 1300 people who we owe our successes to.

Production growth continued to climb steadily due in large measure to ongoing improvements to our facilities and processes. In addition to our advances in production, we have been rewarded on the exploration and development front as well. On a global consolidated basis, Proven and Probable Reserves increased by 102%, Measured and Indicated Resources increased by 9% and Inferred Resources increased by 110%.

Gross revenues remained strong and grew by 22.4% despite the lower silver price in the fourth quarter.

At the La Encantada Silver Mine, construction began in June 2008 on the new 3500 tpd cyanidation plant. This new plant is scheduled to commence operations in July 2009. We are very excited that once this plant is completed, it is expected to produce over four million ounces of silver annually in the form of doré bars.

As a reflection of our corporate culture, but not reflected in our bottom line, perhaps the two accomplishments in which our team takes the most pride in this year come from our dedication to running a socially and environmentally responsible company. First Majestic received two awards from the Mexican authorities; the Socially Responsible Business Distinction for 2008 and the PROFEPA Clean Industry Certificate for the La Parrilla Silver Mine. Both awards were significant achievements for our company and something we will continue to strive to achieve yearly.

Our primary focus in 2009 is to continue to increase the scale of operations and to shift our mix of production from concentrates to doré bars. This will significantly reduce smelting charges going forward and result in increased net revenues and profits. We are also keenly focused towards ongoing improvements on operating efficiencies and control systems in an effort to realize the benefit of the economies of scale that will ultimately bolster profit and the value of our shares.

Keith Neumeyer
President & CEO

HIGHLIGHTS

FIRST MAJESTIC IS DRIVEN TO BECOME ONE OF NORTH AMERICA’S LARGEST SILVER PRODUCERS.

  COMPLETED A $45,475,000 OFFERING AT $5.35 PER UNIT IN APRIL 2008
  TOTAL ANNUAL PRODUCTION FOR 2008 INCREASED BY 18% TO 4,229,998 OUNCES OF SILVER EQUIVALENTS
  GROSS REVENUE FOR 2008 WAS $56.1 MILLION COMPARED TO $45.8 MILLION IN 2007, AN INCREASE OF 22.4%
  COST ON A PER OUNCE BASIS IMPROVED TO $5.87 IN 2008 FROM $7.06 IN 2007
  EXPLORATION & DEVELOPMENT DURING 2008 RESULTED IN TOTAL GLOBAL RESERVES / RESOURCES (ALL CATEGORIES) REACHING 300 MILLION OUNCES OF SILVER EQUIVALENT
  COMMENCED CONSTRUCTION ON US$21.6 MILLION CYANIDATION PLANT AT LA ENCANTADA SILVER MINE THAT IS PLANNED TO INCREASE CAPACITY TO 3,500 TONNES PER DAY
  AWARDED SOCIALLY RESPONSIBLE BUSINESS DISTINCTION FOR 2008
  LA PARRILLA SILVER MINE RECEIVES “CLEAN INDUSTRY CERTIFICATION” FROM PROFEPA

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 5

FRIENDLY, SILVER-RICH MEXICO

  FREE TRADE AGREEMENTS WITH MAJOR ECONOMIES (U.S., CANADA, EUROPE, AMONG OTHERS)
  LONG HISTORY OF MINING AND A LARGE READILY AVAILABLE MINING WORKFORCE
  NORTH AMERICAN STYLE LEGAL & ACCOUNTING SYSTEM
  100% FOREIGN CAPITAL ALLOWED
  WIDE AND MODERN COMMUNICATIONS AND TRANSPORTATION INFRASTRUCTURE
  HIGHLY SKILLED WORKFORCE
  STRATEGIC GEOGRAPHICAL LOCATION
  POLITICAL AND FINANCIAL STABILITY

WHY MEXICO?

MEXICO IS ONE OF THE MOST ATTRACTIVE REGIONS in the world for mining and exploration. This appeal comes from a variety of factors, including a strong mining culture, excellent geology, political stability and favorable tax and environmental permitting regimes.

Well known for being the world’s largest producer of silver, Mexico remains relatively unexplored. The Fraser Institute says Mexico has more geological potential than any other country as measured by its CMPI index.

In response to a surging demand for gold and silver as investments, Mexico has taken steps to create the right conditions, infrastructure and framework to better accommodate foreign mining companies. There are now around 200 foreign companies exploring and operating in Mexico, and more than 70% are Canadian.

In 2005, the Mexican government approved the restructuring of its Mining Law to deregulate the sector. A large number of free trade agreements further facilitate mining in Mexico, most importantly enabling 100% Foreign Direct Investment (FDI). Interest rates and inflation have been well managed, and most red tape has been reduced or simplified.

Clearly, large-scale mining is a priority for Mexico. Mining is seen as a social and regional development tool, and this is bringing about positive, grassroots changes. There is more access to technology and communications infrastructure than ever before, and access to talented workers has never been better.

SOCIAL RESPONSIBILITY

COMMITTED TO OUR COMMUNITIES

FIRST MAJESTIC IS COMMITTED to reaching the highest standard in exemplary corporate citizenship in every community in which we operate. We share common values and strive to make meaningful contributions to community whenever possible.

We focus on both engaging local workforce and on promoting economic sectors beyond our operations. The objective is to create a sustainable economic environment by helping communities to build infrastructure that will avail them new opportunities and a better quality of life. We have launched many social programs that have achieved just that.

Special focus is given to improve and help the local primary and secondary schools. During Christmas, we donate presents to the communities so no child is left without a gift. Working in cooperation with the state governments, we assist in meeting the areas health needs of our communities, compensating local doctors and providing free health services.

We are directly involved with many capital improvement projects, including paving of roadways, construction and upgrades on elementary and high schools, providing clean water to primary schools, assisting with agricultural improvements and construction of a small local clothing factory.

First Majestic is very proud to have been awarded the prestigious Socially Responsible Business Distinction for 2008 by Centro Mexicano para la Filantropia. This milestone for the company recognizes excellence in corporate ethics, quality of work, community citizenship, and environmental responsibility.

First Majestic also remains steadfastly committed to maintaining a clean and safe work environment, and we continue to work with our employees in order to assure that they have the best training, adequate tools, best equipment, and supervision. We were very proud this year to see the La Parrilla Silver Mine receive the prestigious Clean Industry Certificate awarded by Mexican Environmental Authority PROFEPA.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 7

FOCUS ON MANAGEMENT

First Majestic, Mexico

BACK IN 2003, building one of the largest silver producing mining companies in North America was only a vision. From those humble beginnings, First Majestic has grown to over $50 million in gross revenues, employing over 1300 people and affecting the lives of many thousands more in the communities in which we work.

In Mexico, we have built one of the most respected and knowledgeable operational teams in the country. Our reputation for supporting our employees both personally and professionally, and the care we show for the environment and our communities, has allowed us to attract the country’s finest talent. Collectively, our top 40 executives have over 600 years of mining and management experience.

OUR TEAM IN MEXICO is led by Ramon Davila, Chief Operating Officer, who runs all operations in Mexico out of our Mexican head office in Durango. Our senior management team in Durango includes Francisco Garza, Vice President Finance and Administration, Sergio Ramirez, Regional General Manager of Operations, Florentino Muñoz, Regional General Manager of Exploration, Mario Maldonado, Manager of Human Resources and Oscar Melgar, Manager of Purchasing.

In 2008, our team in Mexico successfully implemented major expansion projects and upgrades at each operation. In addition, improvements to our processes have been continuously implemented, providing better controls and reporting which, in turn, has and will continue to lower costs.

Not only are we committed to the professional development of our existing employees, we are committed to our future ones as well.

First Majestic, Vancouver

Through the Chamber of Mines, First Majestic provides scholarships to students at various schools, including University of Guanajuato, University of Zacatecas, University of San Luis Potosi and several others.

THE VANCOUVER HEAD OFFICE is responsible for regulatory, accounting and investor relations functions. All accounting functions and financial reporting requirements are run by Raymond Polman our Chief Financial Officer and all other regulatory functions are directed by Connie Lillico, Corporate Secretary.

A very close relationship exists between our Vancouver and Mexican offices, and both Raymond and Connie are in touch with Mexico continually to manage their respective areas of the business.

Possibly the most unique thing in the Vancouver office this year was an initiative implemented by Keith Neumeyer, President and CEO respecting yoga classes for the staff. He requests that each employee attend a yoga class twice per week on company time and once per week on their own time. First Majestic has also sponsored the Vancouver 10km Sun Run and all our Vancouver staff are offered Spanish speaking lessons weekly. It’s obviously not all play, but these are healthy parts of our business that help bring more value to shareholders.

The First Majestic family of energetic, talented people in both Mexico and Canada are all focused on one common vision: to be one of the biggest silver producers in North America. The heart of our mines is silver, but the heart of our success is our people.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 9

SILVER COIN, BULLION SALES

IN 2008, FIRST MAJESTIC began minting and selling silver coins, ingots and bars. Our intention was first to be able to supply silver to our shareholders who were requesting physical silver. This interesting side-business grew very quickly and is expected to continue as demand remains extremely strong.

Within a few short months, we were inundated with requests to supply larger quantities to shareholders and other investors. In response, we launched the sale of silver on our website that allows people to buy coins and bars directly from First Majestic online.

Our silver is shipped from Mexico in the form of dore bars and then sent to the refinery where it is purified into .999 fine silver.

.999	PURE SILVER

THERE’S NO SUBSTITUTE FOR SILVER! AS CAN BE SEEN BY THE AVERAGE TRADING PRICE FOR SILVER IN THE LAST FEW YEARS. 2008 SAW THE AVERAGE SILVER PRICE ATTAINING $14.97 COMPARED TO $13.38 IN 2007 and $11.50 in 2006.

From there, the silver is shipped to the mint where it is melted into several different forms of finished products. Sales of these products have recently exceeded 10% of First Majestic’s total monthly production.

Online sales are beginning to represent a significant portion of our sales and profits. These sales are a very efficient revenue source because we own the silver and are able to realize higher than normal margins when we sell directly.

This innovative approach of selling our silver directly to investors is allowing First Majestic to tap into a new revenue source. More importantly, we are supplying physical silver to individuals who may otherwise find it difficult due to the tightness in the marketplace.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 11

LA ENCANTADA SILVER MINE A MAJOR EXPANSION PROGRAM IS UNDERWAY AT LA ENCANTADA TO DRAMATICALLY INCREASE SILVER PRODUCTION.

LA ENCANTADA SILVER MINE is a producing underground mine located 120km from the city of Múzquiz in the northwest corner of the State of Coahuila in Mexico. The property is easily accessible by road.

The property covers 2,826 hectares (6,982 acres) of mining claims , the mine, a 1000 tonnes per day flotation mill, associated facilities including a laboratory, maintenance buildings, water wells, airstrip, 180 houses, mine office, warehouses, a clubhouse, guest houses, restaurant and recreational facilities.

La Encantada is First Majestic’s highest grade mine and lowest cost producer. The mill is undergoing a US$21.6 million expansion program, which was launched in July 2008. The first part of the expansion program involved expanding the capacity of the current flotation mill from 800 tpd to 1000 tpd.This was successfully completed in December 2008. The second and larger part of the expansion program, scheduled for completion in mid-2009, will add a 3,500 tpd cyanidation plant enabling the production of doré bars versus concentrates.

The mill is presently operating at approximately 950 tpd and produces a silver rich lead concentrate. Once the expansion program is complete, it is anticipated that silver production will reach over 4.0 million ounces of silver doré on an annual basis.

During the 2008 exploration program a new mineralized zone was discovered at the 1790 mine level. This zone has been named the Buenos Aires zone and was defined with 15 drill holes resulting in defining approximately 850,000 tonnes of Resources at an average grade of 339 grams per tonne of silver. These additional Resources of approximately 13.4 million ounces of silver equivalent were added to the new NI 43-101 Report which was released in December 2008.

Total Reserves / Resources (all catagories) increased to 88.7 million equivalent ounces of silver.

LOCATION - COAHUILA, MÉXICO

Ownership: 100%	2008 Production (Silver Equiv.):1.6 million ounces
Monthly Capacity (Tonnes): 30,000	2008 Production Costs ($US per Tonne): $45.93
Employment: 352	2008 Cash Costs ($US, excl. smelting): $3.59

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 13

LA PARRILLA SILVER MINE MAJOR DISCOVERY AT LAS VACAS NOW UNDER DEVELOPMENT FOR PRODUCTION IN 2010

THE LA PARRILLA SILVER MINE is located approximately 75 km southeast of the city of Durango in central Mexico. Excellent infrastructure exists in the area with the mine only 4 km away from the main highway, which links Durango and Zacatecas.

La Parrilla was the first mine developed by First Majestic. It began commercial silver production in October 2004 and its operations have been scaled up continually from 180 tpd in early 2005 to the 840 tpd it is presently operating at.

The plant processes both oxide and sulphide silver ores in two separate 425 tpd parallel circuits. Both doré metal bars and flotation concentrates are being produced.

The Company’s mining claims surrounding the main mine and mill complex cover a very large, 53,249 hectare (131,558 acres) land package consisting of several known areas of mineralization, such as: the Los Rosarios, La Rosa and La Blanca/San José vein system (Los Rosarios System); San Marcos; Quebradillas; Las Vacas; San Nicolas; Las Animas, and numerous other targets for exploration along several known structures and projected intersections, such as Milagros, La Víbora and Sacramento.

Since acquisition of La Parrilla, the mine has proven to be much larger than originally thought. The company has spent the past five years improving the operations through a variety of mechanical improvements, modernizations, underground development, mill expansion, and resource definition.

Exploration at La Parrilla to September 2008 has included 310 drill holes for a total drilled depth of 72,084 meters (72.1 kms); 274 km of geophysical surveying (IP/AR); 36 sq km of aeromagnetic investigations; and about 4,100 samples for geochemical research; in addition to 17,540 metres (17.5 kms) of underground development. The most significant mining area currently under development is the Las Vacas mine, which is being prepared for production in 2010.

The latest NI 43-101 Report published in January 2009 resulted in a 19.79% increase in overall resources at the La Parrilla. Total Reserves / Resources (all categories) have reached 88.75 million equivalent ounces of silver.

LOCATION - JALISCO, MÉXICO

Ownership: 100%	2008 Production (Silver Equiv.):1.0 million ounces
Monthly Capacity (Tonnes): 28,500	2008 Production Costs ($US per Tonne): $38.90
Employment: 310	Cash Costs ($US, excl. smelting): $10.12

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 15

SAN MARTIN SILVER MINE WITH RENEWED INVESTMENT AND MINING APPROACH THE SAN MARTIN CONTINUES TO PRODUCE SUBSTANTIAL OUNCES OF SILVER

THE SAN MARTIN SILVER MINE is located in the Bolaños river valley, a 250 kilometre drive by paved road north from Guadalajara. The San Martín consists of a 950 tpd cyanide and flotation mill, along with all buildings, housing, restaurant, lab and ancillary facilities, including 7840 hectares (19,370 acres) of mining claims.

The San Martin mine and mill has been in operation since 1983 and is a major contributor to the economy of the town of San Martin de Bolaños, which has a population of around 3,000 people. For much of 2008, the mill has been operating at 750 tpd, producing a total of 1.0 million ounces of silver for the year. An expansion program launched in June 2008 resulted in the mill capacity reaching the current 950 tpd in December 2008. The upgrades included the construction of a new thickener, new clarifiers and new filter presses to complete the expansion of the cyanidation process to current levels.

The expansion program also resulted in many improvements to the facilities, including the repair and reinforcing of the older leaching tanks and construction of spill containment systems. These improvements are part of the process of achieving a “Clean Industry Certification” from PROFEPA for the San Martin operation.

Until recently, the area has never been explored using modern exploration techniques. First Majestic’s drill program from January 1, 2007 to September 30, 2008 included 127 drill holes with a total depth of 19,619 metres of core, in addition to about 3906 metres of underground development for mining, drill sites and access preparations.

During this exploration program, new mineralized zones were discovered in the Zuloaga (Pinolea and Ballenas levels and Cymoid zone), La Blanca, Rosario-Condesa, La Mancha, Huichola and La Hedionda veins.

The most recent NI 43-101 Report published in January 2009, showed a significant increase in overall Reserves and Resources which now stand at 64.6 million ounces of silver equivalent (all categories).

LOCATION - JALISCO, MÉXICO

Ownership: 100%	2008 Production (Silver Equiv.):1.0 million ounces
Monthly Capacity (Tonnes): 28,500	2008 Production Costs ($US per Tonne): $38.90
Employment: 310	Cash Costs ($US, excl. smelting): $10.12

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 17

DEL TORO SILVER MINE DEL TORO TO BECOME FIRST MAJESTIC’S FOURTH PRODUCING MINE PERMITTING UNDERWAY

THE DEL TORO SILVER MINE is located 60 km to the southeast from First Majestic’s La Parrilla Silver Mine and consists of a 320 contiguous hectares (791 acres) of mining claims which covers the old Perseverancia mine and the San Juan mine.

Del Toro is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings. The program has been highly successful in delineating a significant resource base within a short period of time. In October 2008, First Majestic released the first Resource definition on Del Toro, which far exceeded management’s expectations. The Measured and Indicated Resources represented approximately 21 million ounces of silver equivalent and approximately 36 million ounces of silver equivalent were estimated in the Inferred Resource category for a total resource of over 56 million equivalent ounces of silver.

Ore is being extracted from the Del Toro mine and shipped to the La Parrilla mill for mixing into La Parrilla’s production and for batch metallurgical testing.

Permitting is presently underway for the construction of a new mill at Del Toro. Assuming all permitting is completed by mid-year 2009, and funds are available for the project, a new 500 tpd mill is anticipated to be operating in the first half of 2010. All infrastructure, including electricity and water and people are currently available.

LOCATION - ZACATECAS, MÉXICO Ownership: 100%	DEL TORO’S SAN JUAN OREBODIES

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 19

1805, 925 West Georgia Street Vancouver, B.C. Canada V6C 3L2 Phone: 604.688.3033 Fax: 604.639.8873 Toll Free: 1.866.529.2807 info@firstmajestic.com www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

Keith Neumeyer	Raymond Polman
President & CEO	Chief Financial Officer
March 25, 2009	March 25, 2009

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver, BC Canada V7X 1P4 Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Auditors’ report

To the Shareholders of
First Majestic Silver Corp.

We have audited the consolidated balance sheets of First Majestic Silver Corp. as at December 31, 2008, and 2007, and the consolidated statements of loss, shareholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
March 31, 2009

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 21

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2008 AND 2007
(Expressed in Canadian dollars)

	2008	2007
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	17,424,123	12,835,183
Marketable securities	50,375	-
Accounts receivable	2,116,325	3,365,054
Other receivables (Note 6)	7,212,693	6,600,195
Inventories (Note 7)	4,941,340	2,908,880
Prepaid expenses and other (Note 8)	2,123,881	1,044,753
	33,868,737	26,754,065
MINING INTERESTS (Note 9)
Producing properties	49,933,735	25,167,945
Exploration properties	102,760,230	102,462,552
Plant and equipment	42,127,380	28,903,950
	194,821,345	156,534,447
CORPORATE OFFICE EQUIPMENT (Note 9)	483,050	432,309
DEPOSITS ON LONG-TERM ASSETS AND OTHER (Note 11)	1,986,517	1,282,030
	231,159,649	185,002,851

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	17,324,823	8,532,702
Unearned revenue on silver bullion sales	110,258	-
Vendor liability and interest (Note 10)	13,940,237	13,541,125
Vendor liability on mineral property (Note 9(b))	1,372,973	-
Current portion of arrangement liability	-	388,836
Current portion of capital lease obligations (Note 19)	1,584,477	2,061,464
Employee profit sharing payable (Note 22)	14,801	177,624
Income and other taxes payable (Note 17)	557,634	926,946
	34,905,203	25,628,697
FUTURE INCOME TAXES (Note 17)	30,690,087	31,848,682
CAPITAL LEASE OBLIGATIONS (Note 19)	1,898,396	1,245,194
OTHER LONG TERM LIABILITIES (Note 18)	832,769	1,207,332
ASSET RETIREMENT OBLIGATIONS (Note 20)	5,304,369	2,290,313
	73,630,824	62,220,218

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 13)	196,648,345	145,699,783
SHARE CAPITAL TO BE ISSUED (Note 13(d))	276,495	9,286,155
CONTRIBUTED SURPLUS	23,297,258	17,315,001
ACCUMULATED OTHER COMPREHENSIVE LOSS	(23,216,390)	(15,186,207)
DEFICIT	(39,476,883)	(34,332,099)
	157,528,825	122,782,633
	231,159,649	185,002,851

CONTINUING OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 21)
COMMITMENTS (Note 22)

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Expressed in Canadian dollars, except share amounts)

	2008	2007
	$	$

Revenue (Note 14)	44,324,887	42,924,920

Cost of sales	30,419,415	26,989,300
Amortization and depreciation	3,169,226	2,402,262
Depletion	3,034,137	6,317,134
Accretion of reclamation obligation	200,477	208,448
Mine operating earnings	7,501,632	7,007,776

General and administrative	7,549,079	7,460,903
Stock-based compensation	3,680,111	3,865,689
	11,229,190	11,326,592
Operating loss	(3,727,558)	(4,318,816)

Interest and other expenses	(1,372,768)	(1,169,935)
Investment and other income	1,180,742	1,358,166
Foreign exchange loss	(3,144,654)	(11,299)
Write off of mineral properties	-	(1,703,591)
Loss before taxes	(7,064,238)	(5,845,475)

Income tax - current	136,533	259,392
Income tax (recovery) - future	(2,055,987)	1,125,255
Income tax (recovery) expense	(1,919,454)	1,384,647

NET LOSS FOR THE PERIOD	(5,144,784)	(7,230,122)

Other Comprehensive Income
Effect of changing translation
adjustment method (Note 2)	-	(3,244,350)
Translation adjustment	(7,616,671)	(19,852,359)
Unrealized loss on available for sale securities	(413,512)	-

COMPREHENSIVE LOSS FOR THE PERIOD	(13,174,967)	(30,326,831)

LOSS PER COMMON SHARE
BASIC & DILUTED	$ (0.07)	$ (0.13)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	71,395,164	56,720,099
DILUTED	83,336,455	68,457,839

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 23

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Expressed in Canadian dollars, except share amounts)

						Accumulated
						Other
						Comprehensive		Total
	Share capital			Special	Contributed	Income (Loss)		AOCI
	Shares	Amount	To be issued	Warrants	Surplus	("AOCI") (1)	Deficit	and deficit	Total
		$	$	$	$	$	$	$	$

Balance at December 31, 2006	51,698,630	103,466,619	9,294,020	-	11,720,436	7,910,502	(27,101,977)	(19,191,475)	105,289,600
Net loss	-	-	-	-	-	-	(7,230,122)	(7,230,122)	(7,230,122)
Other comprehensive loss:
Exchange translation adjustment of changing consolidation method for First Majestic Plata	-	-	-	-	-	(3,244,350)	-	(3,244,350)	(3,244,350)
Translation adjustment	-	-	-	-	-	(19,852,359)	-	(19,852,359)	(19,852,359)
Total comprehensive loss								(30,326,831)	(30,326,831)
Adjustment relating to Minera El Pilon transaction	-	-	-	-	(417,317)	-	-	-	(417,317)
Shares issued for:
Exercise of options	1,407,500	3,022,400	-	-	-	-	-	-	3,022,400
Exercise of warrants	2,668,823	6,876,102	-	-	-	-	-	-	6,876,102
First Silver arrangement	1,625	7,865	(7,865)	-	-	-	-	-	-
Acquisition of La Encantada	382,582	2,000,904	-	-	-	-	-	-	2,000,904
Conversion of special warrants	6,883,000	29,221,643	-	(32,138,643)	2,917,000	-	-	-	-
Special warrants issued	-	-	-	32,138,643	-	-	-	-	32,138,643
Stock option expense during the period	-	-	-	-	3,865,689	-	-	-	3,865,689
Wa rrants issued during the period	-	-	-	-	333,443	-	-	-	333,443
Transfer of contributed surplus upon exercise of stock options	-	1,104,250	-	-	(1,104,250)	-	-	-	-
Balance at December 31, 2007	63,042,160	145,699,783	9,286,155	-	17,315,001	(15,186,207)	(34,332,099)	(49,518,306)	122,782,633

Balance at December 31, 2007	63,042,160	145,699,783	9,286,155	-	17,315,001	(15,186,207)	(34,332,099)	(49,518,306)	122,782,633
Net income	-	-	-	-	-	-	(5,144,784)	(5,144,784)	(5,144,784)
Other comprehensive loss:
Translation adjustment	-	-	-	-	-	(7,616,671)	-	(7,616,671)	(7,616,671)
Unrealized loss on marketable securities	-	-	-	-	-	(413,512)	-	(413,512)	(413,512)
Total comprehensive loss								(13,174,967)	(13,174,967)
Shares issued for:
Exercise of options	436,650	1,398,566	-	-	-	-	-	-	1,398,566
Exercise of warrants	7,500	31,875	-	-	-	-	-	-	31,875
First Silver arrangement	1,861,500	9,009,660	(9,009,660)	-	-	-	-	-	-
Public offering, net of issue costs	8,500,000	40,144,471	-	-	-	-	-	-	40,144,471
Stock option expense, net of deferred compensation	-	-	-	-	3,609,247	-	-	-	3,609,247
Warrants issued during the period	-	-	-	-	2,737,000	-	-	-	2,737,000
Transfer of contributed surplus upon exercise of stock options	-	363,990	-	-	(363,990)	-	-	-	-
Balance at December 31, 2008	73,847,810	196,648,345	276,495	-	23,297,258	(23,216,390)	(39,476,883)	(62,693,273)	157,528,825

(1)	AOCI consists of the cumulative translation adjustment on self sustaining subsidiaries, except for the unrealized losses of $413,512 on marketable securities classified as "available for sale".

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Expressed in Canadian dollars)

	2008	2007
	$	$
OPERATING ACTIVITIES
Net income (loss) for the period	(5,144,784)	(7,230,122)
Adjustment for items not affecting cash
Depletion	3,034,137	6,317,134
Depreciation	3,169,226	2,402,262
Stock-based compensation	3,680,111	3,865,689
Accretion of reclamation obligation	200,477	208,448
Unrealized gain on futures contracts	(81,307)	-
Write-down of other assets	240,000	-
Write-down of mineral property interests	-	1,703,591
Future income taxes	(2,055,987)	1,125,255
Other long-term liabilities	(209,085)	-
Unrealized foreign exchange	1,800,823	290,487
	4,633,611	8,682,744
Net change in non-cash working capital items
Decrease (increase) in accounts receivable and other receivables	1,517,537	(2,164,592)
Increase in inventories	(1,571,118)	(1,220,429)
Increase in prepaid expenses and advances	(588,697)	(983,728)
Increase in accounts payable and accrued liabilities	1,218,517	147,418
Increase in unearned revenue	110,258	-
Decrease in employee profit sharing payable	(162,823)	(116,365)
Decrease in taxes receivable and payable	(369,312)	(173,839)
Increase in vendor liability and interest	399,112	-
Increase in vendor liability on mineral property	1,372,973	-
	6,560,058	4,171,209
INVESTING ACTIVITIES
Expenditures on mineral property interests (net of accruals)	(24,485,036)	(18,895,126)
Additions to plant and equipment (net of accruals)	(14,921,672)	(11,841,594)
Increase in derivative financial instruments	(127,153)	-
Increase in silver futures contract deposits	(363,278)	-
Increase in deposits on long term assets and other	(704,487)	-
Increase in restricted cash securitizing vendor liability (Note 10)	(13,940,237)	-
Acquisition costs of Minera La Encantada less cash acquired	-	(3,798,900)
	(54,541,863)	(34,535,620)
FINANCING ACTIVITIES
Issuance of common shares and warrants net of issue costs	41,574,912	11,002,752
Issuance of special warrants, net of issue costs	-	29,221,643
Payment of short-term vendor liability	-	(13,341,380)
Payment of short-term Arrangement liability	(388,836)	(388,836)
Payment of capital lease obligations	(2,551,752)	-
Payment of liability for acquisition of Desmin	-	(1,165,300)
	38,634,324	25,328,879
DECREASE IN CASH AND CASH EQUIVALENTS	(9,347,481)	(5,035,532)
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	(3,816)	-

CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	12,835,183	17,870,715
UNRESTRICTED CASH	3,483,886	12,835,183
RESTRICTED CASH (Note 10)	13,940,237	-
CASH AND CASH EQUIVALENTS - END OF THE PERIOD	17,424,123	12,835,183

CASH AND CASH EQUIVALENTS IS COMPRISED OF:		-
Cash	495,168	521,201
Short-term deposits	2,988,718	12,313,982
Restricted cash	13,940,237	-
	17,424,123	12,835,183
Interest paid	883,307	1,039,418
Income taxes paid	135,847	-
NON-CASH FINANCING AND INVESTING ACTIVITIES (NOTE 23)

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 25

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1. DESCRIPTION OF BUSINESS AND CONTINUING OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver in México. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively.

These consolidated financial statements have been prepared on the going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. During the latter part of the year ended December 31, 2008, there was a significant decline in the spot and forward prices of silver and other commodities and access to the capital markets significantly tightened. In 2009, there has been some recovery in the silver price and on March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940 (Note 24(c)). In addition, $13.9 million of the Company’s cash is restricted pending the outcome of the litigation described in Note 10. Ultimately, the Company’s ability to continue as a going concern is dependent on maintaining sustained profitable operations and/or obtaining funds from other sources as required for capital developments. If the Company were unable to continue as a going concern, then material adjustments would be required to the carrying value of assets and liabilities and the balance sheet classifications used.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”) and First Silver Reserve Inc. (“First Silver”), as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V., (“First Majestic Plata”), Minera El Pilon, S.A. de C.V., (“El Pilon”), and Minera La Encantada, S.A. de C.V. (“La Encantada”). The prior balances of Desmin, S.A. de C.V. were amalgamated into La Encantada on January 1, 2008, with no gain or loss on the amalgamation. First Silver underwent a wind up and distribution of assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation described in Note 10. Inter-company balances and transactions are eliminated on consolidation.

Measurement Uncertainties

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas where management judgment is applied include, among others, the expected economic lives and the future operating results and net cash flows expected to result from exploitation of resource properties and related assets, the amount of proven and probable mineral reserves, income tax provisions, stock-based compensation, the determination of the fair value of assets acquired in business combinations and the amount of future site reclamation costs and asset retirement obligations. Actual results could differ from those reported.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market instruments with terms to maturity not exceeding 90 days at date of issue. The Company does not believe it is exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions. Cash and cash equivalents include $13.9 million of restricted cash as described in Note 10.

Inventories

Finished product, ore in process and stockpile are valued at the lower of cost and net realizable value. Cost is determined as the average production cost of saleable silver and metal by-product. Materials and supplies are valued at the lower of cost and net realizable value.

Mineral Property Interests

The acquisition, development and deferred exploration costs are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of production.

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

The Company reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The carrying value of exploration stage mineral property interests represent costs incurred to date. The Company is in the process of exploring its other mineral properties interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Asset Retirement Obligations and Reclamation Costs

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral property at their initial value and amortized over the mineral property’s useful life based on a units-of-production method.

Translation of Foreign Currencies

(i) Foreign Currency Transactions

The currency of measurement for the Company’s Mexican operating subsidiaries is the Mexican peso. Transaction amounts denominated in foreign currencies (currencies other than the Mexican peso) are translated into Mexican pesos at exchange rates prevailing on the transaction dates. Carrying value of foreign currency denominated monetary assets and liabilities are translated into the currency of measurement at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at the exchange rates in effect at the time of the transactions. Exchange gains and losses arising from the translation of these items are included in operations.

(ii) Subsidiary Financial Statements

The financial statements of Mexican subsidiaries are translated to Canadian dollars using the current rate method. In August 2007, the Company changed the method by which it translated the accounts of First Majestic Plata. The operations of First Majestic Plata changed from integrated to self-sustaining and commercial operations of the La Parrilla Silver Mine experienced a change in the functional currency from the Canadian dollar to the Mexican peso. As a result, the current rate method was adopted and replaced the temporal method. The translation loss of $3,244,350 attributable to current rate translation of non-monetary items as of the date of the change is included as an element of the exchange gains and losses and as a separate component of accumulated other comprehensive income.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation applied from the commencement of operations, calculated using the straight line method over the following useful lives:

Computer equipment	3 years straight-line
Automobile	5 years straight-line
Office equipment	5 years straight-line
Mine and mill equipment	10 years straight-line
Buildings	20 years straight-line

Construction in progress costs are not amortized until the related asset is complete, ready for use and utilized in commercial production.

Revenue Recognition

Revenue from the sale of silver is recorded in the Company’s accounts when title transfers to the customer, which generally occurs on the date the shipment is received, when collection is reasonably assured, and when the price is reasonably determinable. Revenue is recorded in the statement of operations net of treatment and refining costs paid to counterparties. Revenue from the sale of silver is subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal price changes are recorded on final settlement. By-product revenue is included as a component of sales.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 27

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Unearned Revenue

Unearned revenue is recorded when cash has been received from customers prior to shipping of the related silver coins, ingots and bullion products.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment at least annually, and when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use or disposal. In the event that a long-lived asset is determined to be impaired, the amount by which the carrying value exceeds its fair value is charged to earnings.

Loss Per Share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

Stock-based Compensation

The Company uses the fair value method for recording compensation for all awards made to directors, employees and non-employees including stock appreciation rights, direct awards of stock and stock-based awards that call for settlement in cash or other assets. The compensation expense is determined as the fair value of the option at the date of grant and is calculated using the Black-Scholes Option Pricing Model. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded is transferred to share capital. The effect of forfeitures of stock-based compensation is recorded as an adjustment to stock-based compensation expense in the period the option is forfeited.

Derivatives

The Company may periodically use foreign exchange and commodity contracts to manage exposure to fluctuations in foreign exchange rates and commodity prices. Derivative financial instruments are recorded on the Company’s balance sheet at their fair values with changes in fair values recorded in the results of operations during the period in which the change occurred.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, changes in the fair value of the effective portion of derivative instruments included in cash flow hedges and currency translation adjustments on the Company’s net investment in self-sustaining foreign operations.

Cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”).

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Financial Instruments – Recognition and Measurement and Hedges

Financial assets and liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in the statement of loss. Loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Company’s consolidated balance sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Other than temporary unrealized losses on available-for-sale, financial assets are recognized in the statement of income or loss. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instrument are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

The Company has designated its financial assets and liabilities as follows:

•	Cash and cash equivalents	Held-for-trading
•	Marketable securities	Available-for-sale
•	Accounts receivable and other receivables	Loans and receivables
•	Derivative financial instruments	Held-for-trading
•	Accounts payable and accrued liabilities	Other financial liabilities
•	Vendor liabilities	Other financial liabilities
•	Employee profit sharing	Other financial liabilities
•	Debt obligations	Other financial liabilities
•	Capital lease obligations	Other financial liabilities

Comparative Figures

Certain comparative figures have been reclassified to conform with the classifications used in 2008.

Significant Changes in Accounting Policies

Capital Disclosures and Financial Instruments - Disclosures and Presentation

Effective January 1, 2008, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Inventories

The Company adopted CICA Section 3031, Inventories, on January 1, 2008. This section provides further guidance on the measurement and disclosure requirements for inventories. Specifically, the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of the new standard did not have a material impact on the Company’s results of operations or financial position.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 29

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Recent Pronouncements

The Company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and determined that the following may have a significant impact on the Company.

(i)

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start- up costs and requires that these costs be expensed as incurred. The new standard is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

(ii)

The CICA issued the new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. These new standards become effective beginning on or after January 1, 2011, but early adoption is permitted. The Company is currently assessing the impact of these new standards.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for all the periods ended after January 1, 2010.

We have begun planning our transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined. The Company is presently undergoing a diagnostic assessment of its current accounting policies systems and processes in order to identify differences between current Canadian GAAP and IFRS treatment. The Company will continue to monitor changes in IFRS during implementation process and intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial reporting.

3. MANAGEMENT OF CAPITAL RISK

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2007.

The Company’s capital structure consists of shareholders’ equity, comprising of issued capital, share capital to be issued, contributed surplus, retained earnings (deficit) and accumulated other comprehensive loss.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. As a result of the funding received subsequent to year end, the Company expects that the capital resources available to it will be sufficient to carry out its development plans and operations for at least the next twelve months.

4. FINANCIAL INSTRUMENTS AND RISKS

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells its silver primarily to one international organization with a strong credit rating, payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $6.1 million as at December 31, 2008, a significant portion which is past due. The Company expects to recover the full amount.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. The Company does not have any committed loan facilities. As at December 31, 2008, the Company has outstanding accounts payable and accrued liabilities of $17.3 million which are generally payable in 90 days or less.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940 (see Note 24(c)). Although, the Company does not have a history of operating profits, the Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

The Company has an obligation regarding its purchase of First Silver Reserve (“FSR”) to make a final installment payment of $13,341,380, due on May 30, 2008, and to make simple interest payments at 6% per annum, payable quarterly on the outstanding vendor balance. In November 2007, an action was commenced by the Company and FSR against the previous majority shareholder of FSR (“Majority Shareholder”), who was a previous director, President and Chief Executive Officer of FSR, and a company he controls, whereby the Company and FSR allege that while holding the positions of director, President and Chief Executive Officer of FSR, he engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory requirements owed to FSR, which resulted in FSR not acquiring a mine. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

Pending resolution of the litigation set out above, the Company has withheld payment of quarterly installments of interest due on November 30, 2007, February 29, 2008 and May 30, 2008 totaling $598,857 to the previous Majority Shareholder, and has maintained a reserve of cash in the amount of such installments. The Company has withheld payments of the final installment and interest, combined to a total of $13,940,237 due May 30, 2008 until such litigation has been resolved, and such date is presently not determinable. The Company filed on July 22, 2008 an irrevocable Letter of Credit with the Supreme Court of British Columbia as security for this matter.

The Company’s liabilities have contractual maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1- 3	4 - 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$3,814,049	$1,815,197	$1,998,852	$-	$-
Purchase Obligations (1)	5,984,323	5,984,323	-	-	-
Vendor Liability on Mineral Property (2)	1,372,973	1,372,973	-	-	-
Total Contractual Obligations (3)	$11,171,345	$9,172,493	$1,998,852	$-	$-

(1)	Contract commitments for construction materials and equipment for the La Encantada Mill Expansion Project.

(2)	Vendor liability on mineral property totalling US$1,121,160 on the Quebradillas Mine at La Parrilla.

(3)	Amounts a bove do not include payments related to the Company's future asset retirement obligations (see Note 20), nor do they i nclude a ccounts payable a nd accrued liabilities of $17.3 million.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Mexican peso denominated cash and cash equivalents, accounts receivable, investments in mining interests and accounts payable. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Mexican peso and the Canadian dollar is included in the table below.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 31

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead and zinc. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control.

The Company does not use other derivative instruments to hedge its commodity price risk.

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. The Company’s interest bearing financial liabilities comprise fixed rate debt instruments and capital leases with terms to maturity ranging up to three years.

The sensitivity analyses below have been determined based on the undernoted risks at December 31, 2008.

	Reasonably possible changes
	$US Denominated Silver Commodity Price	$US /Peso Exchange Rate	Peso/$CDN Exchange Rate	Market interest rate
Impact on Annual Operations	+/- 10%	+/- 10%	+/- 10%	+/- 25 basis points
Net Income (1)	$5,196,932	$2,604,453	$2,557,372	$43,560
Other Comprehensive Income(1)	$-	$-	$440,923	$-

(1)

These sensitivities are hypothetical and should be used with caution, favourable hypothetical changes in the assumptions result in an increased amount and unfavourable hypothetical changes in the assumptions result in a decreased amount of net income and/or other comprehensive income.

Fair Value Estimation

The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivables, other receivables, derivative financial instruments, accounts payable and accrued liabilities, employee profit sharing payable, capital lease obligations and vendor liability.

Marketable securities and derivative instruments are carried at fair value.  The fair values of accounts receivable, other receivables, accounts payable and accrued liabilities, unearned revenue, employee profit sharing payable and capital lease obligations approximate their carrying value due to the short term nature of these items.  The fair value of the vendor liability and interest payable is not readily determinable due to the uncertainty with respect to the outcome of the litigation described in Note 10.

5. RESTRICTED CASH

On July 22, 2008, the Company secured its outstanding vendor liability (Note 10) by entering into a Letter of Credit facility for $13,940,237, secured by cash and liquid short term investments. The Letter of Credit is revolving with annual expiry on July 22.  The cash and short term investments earn market rates of interest from which the 0.5% per annum cost of the Letter of Credit is deducted and the net interest remitted to the Company. The Restricted Cash is segregated from operating cash as the funds are not accessible by the Company pending the litigation described in Note 10.

6. OTHER RECEIVABLES

Details of the components of other receivables are as follows:

	2008	2007
	$	$
Value added ta xes recoverable	6,109,943	4,467,782
Other taxes recoverable	406,536	1,286,967
Interest receivable	188,111	16,325
Advances to employees	67,240	11,288
Advances to s uppliers	440,863	421,535
Other	-	396,298
	7,212,693	6,600,195

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

7. INVENTORIES

Inventories consist of the following:

	2008	2007
	$	$
Silver coins and bullion	247,368	-
Finished product - Doré and concentrates	1,342,550	1,321,004
Ore in process	196,169	246,289
Stockpile	1,631,625	-
Materials and supplies	1,523,628	1,341,587
	4,941,340	2,908,880

8. PREPAID EXPENSES AND OTHER

As at December 31, 2008, the Company had futures contracts for the receipt of 100,000 ounces of silver at a price of US$10.305 per ounce and sold call options for 50,000 ounces at US$13.00 per ounce. The Company provides deposits in connection with these contracts. The fair value of these contracts and deposits at December 31, 2008 was $490,431 (2007-$nil).

9. MINING INTERESTS

Expenditures incurred on mining interests, net of accumulated depletion, are as follows:

	2008			2007
		Accumulated			Accumulated
		depreciation			depreciation
		and			and
	Cost	depletion	Net	Cost	depletion	Net
	$	$	$	$	$	$
Mining properties	167,130,756	14,436,791	152,693,965	138,832,672	11,202,175	127,630,497
Plant and equipment	48,271,432	6,144,052	42,127,380	31,133,655	2,229,705	28,903,950
	215,402,188	20,580,843	194,821,345	169,966,327	13,431,880	156,534,447

A summary of the net book value of mining properties is as follows:

	2008					2007
		Non-		Plant and
	Depletable	Depletable	Subtotal	Equipment	Total	Total
MEXICO	$	$	$	$	$	$

Producing properties
La Encantada (a)	6,645,503	-	6,645,503	18,320,120	24,965,623	10,086,394
La Parrilla (b)	16,606,554	-	16,606,554	16,022,373	32,628,927	24,517,121
San Martin (c)	26,681,678	-	26,681,678	7,784,887	34,466,565	19,468,380
	49,933,735	-	49,933,735	42,127,380	92,061,115	54,071,895
Exploration properties
La Encantada (a)	-	2,858,043	2,858,043	-	2,858,043	1,728,689
La Parrilla (b)	-	8,722,897	8,722,897	-	8,722,897	4,717,254
San Martin (c) (1)	-	77,582,247	77,582,247	-	77,582,247	87,749,359
Candamena	-	-	-	-	-	700,000
Del Toro (d) (2)	-	11,881,557	11,881,557	-	11,881,557	6,804,780
Cuitaboca (e)	-	1,715,486	1,715,486	-	1,715,486	762,470
	-	102,760,230	102,760,230	-	102,760,230	102,462,552

	49,933,735	102,760,230	152,693,965	42,127,380	194,821,345	156,534,447

(1)

This includes properties acquired from First Silver and held by Minera El Pilon. The properties are located in the San Martin de Bolaños region, as well as in Jalisco State (the Jalisco Group of Properties).

(2)	The ore from Del Toro is processed via the La Parrilla Silver Mine.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 33

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

A summary of plant and equipment is as follows:

	2008			2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
La Encantada Silver Mine	19,541,421	1,221,301	18,320,120	9,451,422	301,669	9,149,753
La Parrilla Silver Mine	18,590,746	2,568,373	16,022,373	14,763,264	1,063,330	13,699,934
San Martin Silver Mine	10,139,265	2,354,378	7,784,887	6,918,969	864,706	6,054,263
Used in Mining Operations	48,271,432	6,144,052	42,127,380	31,133,655	2,229,705	28,903,950
Corporate office equipment	712,525	229,475	483,050	528,865	96,556	432,309
	48,983,957	6,373,527	42,610,430	31,662,520	2,326,261	29,336,259

Details by specific assets are as follows:

		2008			2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
Land	2,302,273	-	2,302,273	2,309,428	-	2,309,428
Automobile	427,817	140,703	287,114	266,020	41,256	224,764
Buildings	6,250,748	399,982	5,850,766	5,971,902	182,714	5,789,188
Machinery and equipment	27,744,172	5,053,327	22,690,845	21,898,609	1,922,611	19,975,998
Computer equipment	566,511	239,162	327,349	372,549	91,386	281,163
Office equipment	600,413	447,405	153,008	219,127	62,625	156,502
Leasehold improvements	320,304	92,949	227,355	308,183	25,669	282,514
Construction in progress	10,771,720	-	10,771,720	316,702	-	316,702
	48,983,958	6,373,528	42,610,430	31,662,520	2,326,261	29,336,259

Mineral property options paid and future option payments are due as follows:

	Note 9(d)	Note 9(e)
	Del Toro	Cuitaboca	Total
	US$	US$	US$
Paid as at December 31, 2008	5,887,500	925,000	6,812,500
Payable as at March 31, 2009	-	-	-
Payable May 25, 2009	-	250,000	250,000
Payable June 6, 2009	37,500	-	37,500
Payable as at June 30, 2009	37,500	250,000	287,500
Payable as at September 30, 2009	37,500	250,000	287,500
Payable November 25, 2009	-	275,000	275,000
Payable December 6, 2009	62,500	-	62,500
Payable as at December 31, 2009	100,000	525,000	625,000
Payable in 2010 and beyond	225,000	1,050,000	1,275,000
Total Future Option Payments	325,000	1,575,000	1,900,000

(a) La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern México approximately a 1.5 hour flight from Torreon and comprises 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz de Boquillas del Cármen, is 45 kilometres away via dirt road. The La Encantada Silver Mine consists of a 1,000 tonnes per day flotation plant, an airstrip, and other facilities, including a village with 180 houses as well as administrative offices. The Company owns 100% of the La Encantada Silver Mine.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(b) La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine is a group of producing underground mines consisting of the La Rosa/Rosarios/La Blanca connected mines, the San Marcos Mine and the Quebradillas Mine, located approximately 65 kilometres southeast of the city of Durango, México. It includes mining equipment, a 420 tonne-per-day cyanidation plant, a 420 tonne-per-day flotation plant and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine, which began commercial silver production in October 2004.

During the year ended December 31, 2008, the Company amended payment terms to an optionor regarding the outstanding payments as at December 31, 2008 on the Quebradillas Mine. In regards to the aggregate of US$749,000 which was previously payable in 2008, the Company has agreed to make a series of payments in 2009 totaling US$1,121,160 (Cdn$1,372,973) which includes interest calculated at a rate of the three month LIBOR plus 3%.

There is a net smelter royalty (“NSR”) of 1.5% of sales revenue from the Quebradillas Mine to a maximum of US$2,500,000 and an option to purchase the NSR at any time for US$2,000,000. The Company has paid US$69,000 (2007 – US$nil) relating to royalties.

(c) San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, México. The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of surface land rights where the 950 tonnes per day cyanidation mill, flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine.

(d) Del Toro Silver Mine (formerly referred as the “Chalchihuites Group of Properties”), Zacatecas State

The Del Toro Silver Mine, formerly referred as the Chalchihuites Group of Properties, is located 60 km to the southeast from the Company’s La Parrilla Silver Mine and consists of a 320 contiguous hectare land package which covers the Perseverancia area and the San Juan area. In 2004, the Company signed several option agreements which covered a total land area of 487 hectares located in the Chalchihuites Mining District, in the municipality of Chalchihuites, located 150 km to the northwest of Zacatecas City in the Western portion of Zacatecas State. In January 2007, the Company exercised its option to acquire the San Juan Silver Mine, and in June 2007 exercised its option to acquire the Perseverancia Silver Mine. During the year ended December 31, 2007, the Company acquired 100 hectares of surface rights covering the area surrounding the San Juan area.

In September 2007, the Company took 100% ownership of the Perseverancia Silver Mine, the San Juan Silver Mine and the surrounding 293 hectare land package.

Regarding the final US$2 million purchase payment due June 8, 2007, US$1 million was paid in June 2007 and the balance was released from trust on May 13, 2008 upon registration of the property concessions in the name of the Company with the Mexican mining registry.

In March 2008, the Company paid and executed one outstanding option agreement, entered into on August 29, 2005, to acquire the La Esperanza and the San Rafael mining concessions comprising approximately 29 hectares in the Chalchihuites area for a total purchase price of US$175,000 payable over a three-year period (US$65,000 paid) during the year ended December 31, 2008. A finder’s fee in the aggregate of $7,365 was paid to a director of the Company.

(e) Cuitaboca Silver Project, Sinaloa State

The Cuitaboca Silver Project, located in the State of Sinaloa, México, consists of an option to acquire a 5,134 hectare land package. This option was acquired in May 2006 through the acquisition of First Silver and its wholly owned subsidiary, El Pilon.

During the year ended December 31, 2008, the Company paid US$375,000 (2007 – US$275,000) related to mineral property options. The Company has an option agreement dated November 25, 2004 with Consorcio Minero Latinamericano, S.A. de C.V., a private Mexican company owned by a former director of First Silver, for the purchase of a 100% interest in seven mining claims covering 3,718 hectares located in the State of Sinaloa, México. To purchase the claims, the Company must pay a total of US$2,500,000 in staged cash payments through November 25, 2010 (US$925,000 paid as at December 31, 2008). A 2.5% NSR on the claims may be purchased for an additional US$500,000 at any time during the term of the agreement or for a period of 12 months thereafter.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 35

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

10. VENDOR LIABILITY AND INTEREST

First Majestic's aggregate purchase price of $53,365,519, on acquisition of First Silver Reserves Inc. (“FSR”) in May 2006, was payable to the Majority Shareholder in three instalments. The first instalment of $26,682,759, representing 50% of the purchase price, was paid on closing of the acquisition on May 30, 2006. An additional 25% instalment of $13,341,380, was paid on May 30, 2007, the first anniversary of the closing. The final 25% instalment of $13,341,380 was due on May 30, 2008, the second anniversary of the closing of the acquisition. Simple interest at 6% per annum, is payable quarterly on the outstanding vendor balance.

In November 2007, an action was commenced by the Company and FSR against the majority shareholder of FSR (“Majority Shareholder”), who was a previous director, President & Chief Executive Officer of FSR, and a company he controls, whereby the Company and FSR allege that while holding the positions of director, President and Chief Executive Officer, he engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to FSR, which resulted in FSR not acquiring a mine. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

Pending resolution of the litigation set out above, the Company has withheld payments of interest due on November 30, 2007, February 29, 2008 and May 30, 2008 to the previous Majority Shareholder. The Company is withholding payment of the final instalment of $13,341,380 due May 30, 2008 and the above interest payments, an amount totalling $13,940,237. On July 22, 2008, the Company posted an irrevocable Letter of Credit with the Supreme Court of British Columbia pending the outcome which is not anticipated for at least one year or until such litigation has been resolved.

On March 14, 2008, a statement of defence and counter-claim was filed in respect of the action commenced by the Company. Pursuant to the counterclaim, a claim has been made for payment of an aggregate of $598,857 in respect of interest payments due under the share purchase agreement dated April 3, 2006, which the Company has withheld under such agreement. The Majority Shareholder further claims unquantified damages, costs and interest. The Company believes that the issues raised in the counterclaim will turn on the success of the Company's action against the defendant; however, the outcome of this litigation is not presently determinable.

11. DEPOSITS ON LONG-TERM ASSETS

Deposits consist of advance payments made to property vendors, drilling service providers, and equipment vendors, which are categorized as long-term in nature, in amounts as follows:

	2008	2007
	$	$
Property payment, Del Toro (Note 9(d))	-	991,565
Deposit on services	-	216,923
Deposit on equipment	1,986,517	73,542
	1,986,517	1,282,030

12. ACQUISITION OF MINERA LA ENCANTADA S.A. DE C.V.

In December 2006, the Company signed a letter of agreement to acquire 100% of the issued and outstanding shares of Minera La Encantada S.A. de C.V. (“La Encantada”), a Mexican mining company owned by Minas Peñoles S.A. de C.V. and Industrias Peñoles S. A. de C.V. for the purchase price of US$3,250,000 and a 4% NSR. La Encantada’s primary asset is the La Encantada Silver Mine in Coahuila State, México. A non-refundable deposit of US$1,000,000 was made on the date of the agreement and the balance was paid upon closing on March 20, 2007. Pursuant to the terms of the agreement, the Company exercised its option to acquire the 4% NSR in exchange for 382,582 common shares at a value of $5.23 per share and 191,291 warrants exercisable at a price of $6.81 per share for a two-year period. The warrants were valued at $333,443 using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 4.02%, estimated volatility of 72%, expected life of 2 years and expected dividend yield of 0%).

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

The final allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

Consideration:	$
Cash paid (US$3,250,000)	3,798,900
382,582 common shares issued	2,037,249
Fair value of 191,291 s hare purchase warrants issued	333,444
6,169,593
Allocation of purchase price:
Net working capital	-
Proven and Probable Mineral Reserves i n Production	3,061,300
Plant and equipment	7,300,268
Asset retirement obligation	(2,327,800)
Future i ncome taxes	(1,864,175)
6,169,593

The final determination of the fair value of the La Encantada’s assets and liabilities acquired is based on the fair value of the assets acquired which includes an independent valuation for certain assets and liabilities, and an independent purchase price allocation assessment.

In January 2008, La Encantada was amalgamated into Desmin with both companies continuing forward as Minera La Encantada S.A. de C.V.

13. SHARE CAPITAL

(a) Authorized - unlimited number of common shares without par value

Issued	Year ended December 31, 2008		Year ended December 31, 2007
	Shares	$	Shares	$
Balance - beginning of the period	63,042,160	145,699,783	51,698,630	103,466,619
Issued during the period
For cash:
Exercise of options	436,650	1,398,566	1,407,500	3,022,400
Exercise of warrants	7,500	31,875	2,668,823	6,876,102
Public offering of units (i)	8,500,000	40,144,471	-	-
For exercise of special warrants (ii)	-	-	6,883,000	29,221,643
For First Silver Arrangement (Note 13(d))	1,861,500	9,009,660	1,625	7,865
For acquisition of La Encantada (Note 12)	-	-	382,582	2,000,904
Transfer of contributed surplus for
stock options exercised	-	363,990	-	1,104,250
Balance - end of the period	73,847,810	196,648,345	63,042,160	145,699,783

(i)

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters who purchased 8,500,000 Units at an issue price of $5.35 per Unit for net proceeds to the Company of $40,144,471. Each Unit consisted of one common share in the capital of the Company and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant entitles the holder to acquire one additional Common Share at a price of $7.00 expiring on March 25, 2010. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,275,000 Common Shares (the "Option Shares") at a price of $5.07 per Option Share and up to an additional 637,500 Warrants at a price of $0.56 per Warrant. The underwriters did not exercise their option to purchase any Option Shares, but did acquire the 637,500 Warrants (see Note 13(c)).

(ii)

On May 10, 2007, the Company completed a public offering with a syndicate of underwriters who purchased 6,883,000 Special Warrants at a price of $5.00 per Special Warrant for net proceeds to the Company of $29,221,643. Each Special Warrant entitled the holder to receive, without further consideration, upon exercise or deemed exercise, one common share and one half common share purchase warrant. Each whole share purchase warrant was exercisable at a price of $6.50 expiring on November 10, 2008. The Underwriters received a commission of 5.5% of the gross proceeds of the offering at closing. The Company filed a short form prospectus dated July 25, 2007 qualifying the distribution of 6,883,000 common shares and 3,441,500 share purchase warrants issued upon the exercise of 6,883,000 Special Warrants.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 37

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(b) Stock Options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the 2008 Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the year ended December 31, 2008, are as follows:

	Year Ended December 31, 2008			Year Ended December 31, 2007
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Exercise Price	Average	Number of	Exercise Price	Average
	Shares	($)	Remaining Life	Shares	($)	Remaining Life
Balance, beginning of the period	5,892,500	4.04	2.75 years	5,052,500	3.30	2.34 years
Granted	2,672,500	2.93	3.67 years	2,680,000	4.50	3.83 years
Exercised	(436,650)	3.20	0.51 years	(1,407,500)	2.15	0.22 years
Forfeited or expired	(1,265,850)	3.05	0.45 years	(432,500)	4.32	0.34 years

Balance, end of the period	6,862,500	3.84	2.78 years	5,892,500	4.04	2.75 years

The following table summarizes both the stock options outstanding and those that are exercisable at December 31, 2008:

Price	Options	Options
$	Outstanding	Exercisable	Expiry Dates
3.28	12,500	12,500	June 13, 2009
4.32	630,000	630,000	December 6, 2009
5.50	200,000	200,000	February 1, 2010
4.64	75,000	56,250	June 1, 2010
4.17	100,000	75,000	August 8, 2010
3.72	30,000	22,500	September 24, 2010
3.98	20,000	13,750	October 17, 2010
4.45	660,000	495,000	October 30, 2010
4.34	50,000	37,500	November 1, 2010
4.42	25,000	18,750	November 12, 2010
4.34	200,000	150,000	December 5, 2010
4.42	50,000	25,000	February 20, 2011
4.65	100,000	50,000	March 25, 2011
4.19	30,000	15,000	April 26, 2011
4.02	100,000	50,000	May 15, 2011
4.30	450,000	450,000	June 19, 2011
4.67	130,000	32,500	July 4, 2011
4.15	300,000	75,000	July 28, 2011
3.62	735,000	183,750	August 28, 2011
1.60	200,000	50,000	October 8, 2011
1.27	125,000	31,250	October 17, 2011
4.32	245,000	245,000	December 6, 2011
4.41	400,000	400,000	December 22, 2011
5.00	155,000	155,000	February 7, 2012
4.65	25,000	25,000	June 20, 2012
4.34	925,000	693,750	December 5, 2012
3.62	100,000	25,000	August 28, 2013
1.44	240,000	60,000	November 10, 2013
1.56	550,000	137,500	December 17, 2013

	6,862,500	4,415,000

During the year ended December 31, 2008, the Company granted stock options to directors, officers and employees to purchase 2,672,500 shares of the Company. Pursuant to the Company’s policy of accounting for the fair value of stock-based compensation over the applicable vesting period, $3,680,111 has been recorded as an expense in the year ended December 31, 2008 relating to all stock options.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

The weighted average fair value of stock options issued at the date of grant was $1.05 per share during the year ended December 31, 2008 (2007 - $1.39) .

The fair value of stock options granted in the period is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2008	2007
Risk-free interest rate	2.4%	4.0%
Estimated volatility	64.9%	56.3%
Expected life	2.35 years	1.7 years
Expected dividend yield	0%	0%

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(c) Share Purchase Warrants

The changes in share purchase warrants for the year ended December 31, 2008 are as follows:

	Year ended December 31, 2008			Year ended December 31, 2007
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Term to	Number of	Exercise Price	Term to
	Warrants	($)	Expiry	Warrants	($)	Expiry
Balance, beginning of the period	5,845,240	5.66	0.89 years	8,766,271	4.02	1.12 years
Issued (i) (ii)	4,887,500	7.00	2.00 years	3,632,791	6.52	1.32 years
Exercised	(7,500)	4.25	0.86 years	(2,668,823)	2.58	0.33 years
Cancelled or expired	(5,646,449)	5.62	0.00 years	(3,884,999)	4.89	0.00 years
Balance, end of the period	5,078,791	6.99	1.19 years	5,845,240	5.66	0.89 years

(i)

On March 25, 2008, the Company issued 4,250,000 warrants exercisable at a price of $7.00 per share exercisable for a period of two years. The warrants were detachable warrants issued in connection with the 8.5 million unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 2.74%, market sector implied volatility of 42%, expected life of 2 years and expected dividend yield of 0%) and $2.38 million was credited to contributed surplus.

(ii)

On April 4, 2008, the Company issued 637,500 warrants exercisable at a price of $7.00 per share exercisable for a period of two years under the over-allotment option in connection with the March 25, 2008 public offering. Each warrant entitles the holder to acquire one additional common share at a price of $7.00 until March 25, 2010. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 2.74%, market sector implied volatility of 42%, expected life of 2 years and expected dividend yield of 0%) and $357,000 was credited to contributed surplus.

The following table summarizes the share purchase warrants outstanding at December 31, 2008:

Exercise Price	Warrants
$	Outstanding	Expiry Dates
6.81	191,291	March 20, 2009
7.00	4,887,500	March 25, 2010
	5,078,791

(d) Share Capital to be Issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve, Inc. and its San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic. Under the terms of the plan of arrangement (the “Arrangement”), First Majestic acquired the remaining First Silver shares in consideration for either: (i) the issuance of one common share of First Majestic for each two First Silver shares acquired; or (ii) a cash payment of $2.165 per share of First Silver.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 39

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

The former shareholders of First Silver had until December 13, 2006 to deposit their completed Letters of Transmittal and to elect to receive either cash or shares of First Majestic. At December 31, 2006, the former shareholders of First Silver tendered 718,404 common shares of First Silver for cash, and another 9,583,813 shares of First Silver were tendered for shares of First Majestic. The remaining 3,840,504 shares of First Silver not tendered for either cash or shares of First Majestic may now only be tendered for shares of First Majestic.

At December 31, 2006, the Company recorded $9,294,020 as share capital to be issued, representing 1,920,252 shares of First Majestic issuable in exchange for 3,840,504 shares of First Silver not tendered for cash and not yet tendered for First Majestic shares by the former shareholders of First Silver. During 2007 the prior shareholders of First Silver were issued 1,625 shares in exchange for 3,250 shares of First Silver. In 2008 the prior shareholders of First Silver were issued a further 1,861,500 shares in exchange for 3,723,000 shares of First Silver. At December 31, 2008, the prior shareholders of First Silver had not yet exchanged a remaining 114,254 shares of First Silver, exchangeable for 57,127 shares of First Majestic.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

14. REVENUES

Details of the components of revenue are as follows:

	Years Ended
	December 31,
	2008		2007
	$	%	$	%
Gross revenues - silver Doré bars and concentrates	56,102,459	100.0%	45,837,983	100.0%
Less: refining, smelting and transportation charges	(11,777,572)	21.0%	(2,913,063)	6.4%
Net revenue	44,324,887	79.0%	42,924,920	93.6%

15. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company:

a)	incurred $248,025 (2007 - $197,696) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

b)

incurred $310,920 (2007 - $478,206) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in México pursuant to a consulting agreement.

c)

incurred $8,010,843 (2007 - $1,728,222) of service fees with a mining services company sharing our premises in Durango México. This related party provides management services and pays mining contractors who provide services at the Company’s mines in México. Of the fees incurred, $3,122,130 was unpaid at December 31, 2008 (December 31, 2007 - $94,724). This relationship was terminated in February 2009.

d)	incurred $7,365 (2007 - $254,742) to a director of the Company as finder’s fees upon the completion of certain option agreements relating to the Del Toro Silver Mine.

e)	provided a loan of US$30,000 (2007-$nil) to a director of the Company. This loan was fully repaid subsequent to December 31, 2008.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

16. SEGMENTED INFORMATION

The Company considers that it has three operating segments all of which are located in México, and one corporate segment with locations in Canada and México. The El Pilon operations consist of the San Martin Silver Mine, the San Martin property, the Cuitaboca Silver Project and the Jalisco Group of Properties. The First Majestic Plata operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

These reportable operating segments are summarized in the table below.

		Year ended December 31, 2008

		First Majestic		Corporate
	El Pilon	Plata	La Encantada	and other
	operations	operations	operations	eliminations	Total
	$	$	$	$	$
Silver s ales	11,707,631	15,090,853	17,145,790	380,613	44,324,887
Cost of sales	10,083,947	11,345,291	8,613,007	377,170	30,419,415
Amortization, depreciation and accretion	1,280,949	1,467,927	620,827	-	3,369,703
Depletion	1,544,162	737,087	752,888	-	3,034,137
Mine operating earnings (loss)	(1,201,427)	1,540,548	7,159,068	3,443	7,501,632
Net interest, other income (expense) and foreign exchange	(2,209,177)	(2,883,908)	(1,363,857)	3,120,262	(3,336,680)
Income tax (recovery) expense	27,030	(897,488)	87,976	(1,136,972)	(1,919,454)
Net income (loss)	(3,437,634)	(445,872)	5,707,235	(6,968,513)	(5,144,784)
Capital expenditures	12,003,673	19,636,692	16,299,105	173,844	48,113,314
Total assets	118,741,809	58,033,744	33,087,571	21,296,525	231,159,649

		Year ended December 31, 2007

		First Majestic		Corporate
	El Pilon	Plata	La Encantada	and other
	operations	operations	operations	eliminations	Total
	$	$	$	$	$
Silver sales	16,365,358	11,455,068	15,104,494	-	42,924,920
Cost of sales	12,276,345	8,110,761	6,602,194	-	26,989,300
Amortization, depreciation and accretion	991,000	859,951	666,241	93,518	2,610,710
Depletion	5,392,958	747,648	176,528	-	6,317,134
Mine operating earnings (loss)	(2,294,946)	1,736,707	7,659,533	(93,518)	7,007,776
Net interest, other income (expense) and foreign exchange	(75,529)	98,771	(898,321)	1,052,011	176,932
Income tax (recovery) expense	(548,007)	1,158,106	774,548	-	1,384,647
Net income (loss)	(3,460,404)	(4,176,781)	5,490,100	(5,083,037)	(7,230,122)
Capital expenditures	4,089,862	18,762,747	17,757,365	424,562	41,034,536
Total assets	117,199,424	46,404,153	22,060,269	(660,995)	185,002,851

17. INCOME TAXES

The Company has approximately $17.8 million (2007 - $14.8 million) of non-capital losses that may be available for future tax purposes and expire commencing 2009 through 2028. The Company has capital losses available for deduction against future capital gains of $4.1 million (2007 - $0.5 million) that may be available for tax purposes in Canada. These capital losses may be carried forward indefinitely. Management believes that uncertainty exists regarding the realization of these future tax assets and therefore a valuation allowance has been recorded.

In addition, subject to certain restrictions, the Company has tax pools of approximately $47.6 million available to offset future taxable income in México.

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007
	$	$
Combined federal and provincial income tax rate	31.00%	34.12%

Income tax benefit computed at Canadian statutory rates	2,189,914	1,994,476
Foreign tax rates different from statutory rates	(127,363)	(109,488)
Non-deductible expenses	(2,106,551)	(4,916,662)
Change in valuation allowance	2,032,710	705,842
Other	(69,256)	941,185
	1,919,454	(1,384,647)

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 41

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2008	2007
	$	$
Future income tax assets
Net tax losses carried forward	16,446,519	7,578,741
Other assets/liabilities	1,511,108	1,032,285
Share issue costs	1,684,688	1,549,472
Capital losses	529,968	-
Valuation allowance	(6,886,775)	(4,854,065)
Net future income tax assets	13,285,508	5,306,433
Future income tax liabilities
Excess of carrying value of mineral property assets over tax value	(43,975,595)	(37,155,115)
Future income tax liabilities, net	(30,690,087)	(31,848,682)

18. OTHER LONG TERM LIABILITIES

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the fully agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the advance received from the bank, but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $832,769 (2007-$1,207,332).

19. CAPITAL LEASE OBLIGATIONS

In 2007 and 2008, the Company entered into lease commitments with a mining equipment supplier for US$11.2 million of equipment to be delivered during 2007 and 2008. The Company committed to pay 35% within 30 days of entering into the leases, 15% on arrival of the equipment, and the remaining 50% in quarterly payments over a period of 24 months from delivery, financed at 9% interest over the term of the lease. In December 2008, the Company negotiated a restructuring of the outstanding principal balance of US$2,884,655 plus 9% interest to February 1, 2009, to be paid over twenty four monthly payments commencing February 1, 2009 with interest payable at 9% on the outstanding principal balance and secured by a guarantee from First Majestic (the parent company).

The following is a schedule of future minimum lease payments under the capital leases at December 31, 2008:

	$US	$CA
2009 Gross lease payments	1,482,277	1,815,197
2010 Gross lease payments	1,511,289	1,850,724
2011 Gross lease payments	120,960	148,128
	3,114,526	3,814,049
Less: interest	(270,436)	(331,176)
Total payments, net of interest	2,844,090	3,482,873
Less: current portion	(1,293,873)	(1,584,477)
Capital Lease Obligation	1,550,217	1,898,396

20. ASSET RETIREMENT OBLIGATIONS

	Year ended	Year ended
	December 31, 2008	December 31, 2007
	$	$
Balance, beginning of the period	2,290,313	3,898,085
Amounts a ssumed on a cquistions	-	2,305,800
Effect of change in estimates	2,979,726	(3,493,413)
Interest a ccretion	200,477	208,448
Effect of translation of foreign currencies	(166,147)	(628,607)
	5,304,369	2,290,313

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Asset retirement obligations allocated by mineral properties are as follows:

	Anticipated	2008	2007
	Date	$	$
La Encantada Silver Mine	2018	1,865,674	307,271
La Parrilla Silver Mine	2022	1,609,602	360,000
San Martin Silver Mine	2016	1,829,093	1,623,042
		5,304,369	2,290,313

During the year ended December 31, 2008, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $7.27 million (US$5.94 million), which has been discounted using a credit adjusted risk free rate of 8.5%, of which $2.46 million of the reclamation obligation relates to the La Parrilla Silver Mine, $2.31 million of the obligation relates to the San Martin Silver Mine, and $2.51 million relates to the La Encantada Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

21. CONTINGENT LIABILITIES

In February 2004, an action was commenced against the Company by the optionors of the Wekusko Property in Canada whereby the optionors are seeking an amount of $43,500 cash, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at $0.35 per share. The Company believes it has substantial defences to the claim; however the outcome of this litigation is not presently determinable.

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. Although unlikely, the maximum potential remittance is approximately $4.0 million however the Company believes it has substantial defences to any claims.

22. COMMITMENTS

The Company has to make certain option payments as described in Note 9, in connection with the acquisition of its mineral property interests.

The Company is also obligated to make certain interest and cash payments, as described in Note 10, in connection with the acquisition of a controlling interest in FSR, subject to litigation.

Under Mexican regulations, employees (excluding directors and senior management) are eligible for a profit sharing bonus of 10% of annual pre-tax profit. The amount of the profit sharing bonus accrued as a component of cost of sales for the year ended December 31, 2008 is $nil (2007 - $112,611).

In May 2007, the Company entered into an office premises lease for a period of four years and eight months commencing August 1, 2007. The premises lease commits the Company to a net annual rental expense of $48,700 in 2007, $116,880 in 2008 through 2011, and $29,220 in 2012. Additional annual operating costs are estimated at $101,110 per year ($8,426 per month) over the term of the lease. The Company provided a deposit of one month of rent equaling $20,151.

As at December 31, 2008, the Company is committed to approximately $5.9 million relating to the La Encantada Project which is currently being constructed.

The Company is committed to making severance payments amounting to US$520,000 (2007- US$540,000) to four officers in the event that there is a change of control of the Company.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 43

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

23. OTHER NON-CASH FINANCING AND INVESTING ACTIVITIES

	2008	2007
	$	$

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Fair value of warrants issued for the acquisition of La Encantada (Note 12)	-	333,443
Fair value of warrants issued upon conversion of special warrants	-	5,193,357
Fair value of warrants upon completion of public offering	2,737,000	-
Issuance of shares for First Silver Arrangement (Note 13)	9,009,660	7,865
Issuance of shares for acquisition of La Encantada	-	2,000,904
Transfer of contributed surplus to common shares for options exercised (Note 13)	363,990	1,104,250
Conversion of special warrants to common shares	-	29,221,643
Assets acquired by capital lease	1,621,135	1,733,078

24. SUBSEQUENT EVENTS

Subsequent to December 31, 2008:

(a)	On January 5, 2009, the Company issued 6,250 common shares at a price of $1.27 per share pursuant to the exercise of stock options.

(b)

On January 12, 2009, the Company executed two financing arrangements with an equipment vendor, committing the Company for a total of approximately US$2 million with terms of 36 monthly lease payments of US$38,420 consisting of principal plus 12.5% interest on outstanding balances and 12 monthly lease payments of US$34,600 consisting of principal only.

(c)

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 until March 5, 2011. The underwriters have an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 warrants at a price of $0.20 per warrant. The Company plans to use $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the La Encantada Silver Mine, including the completion of a 3,500 tonne-per-day cyanidation plant, and the remainder for general working capital.

(d)

On March 13, 2009, the Company executed a restructuring agreement for the balance of US$2.9 million payable to an equipment lease vendor, committing the Company to make 24 monthly lease payments of approximately US$130,000 consisting of principal plus 9% interest on outstanding balances.

(e)	On March 20, 2009, 191,291 share purchase warrants exercisable at a price of $6.81 per share expired unexercised.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “ project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the po ssibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing, developing, exploring and acquiring mineral properties with a focus on silver in México. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively. The common shares are also quoted on the “Grey Market” (Pink Sheets) in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Parrilla, La Encantada, and San Martin mines.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2008 and 2007. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com.

This MD&A relates to the consolidated operations of the Company and its two wholly owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), and First Silver Reserve Inc (“First Silver”), as well as the indirect wholly owned subsidiaries of CFM: First Majestic Plata, S.A. de C.V. (“FM Plata”), Mineral El Pilón, S.A. de C.V. (“El Pilón”), and Minera La Encantada, S.A. de C.V. (“La Encantada”). First Silver underwent a wind up and distribution of assets and liabilities to the Company in December 2007; however, First Silver has not been dissolved pending the outcome of litigation described herein.

QUALIFIED PERSONS

Unless otherwise indicated, Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine can be found on the Company’s web site at www.firstmajestic.com or on SEDAR at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All information contained in this MD&A is current as of March 31, 2009, unless otherwise stated.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 45

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

FINANCIAL PERFORMANCE AND HIGHLIGHTS

Total annual production for 2008 increased by 18% to 4,229,998 ounces of silver equivalents, including 3,654,698 ounces of silver, 1,661 ounces of gold, 7,457,707 pounds of lead and 425,710 pounds of zinc. This compares to the 3,584,265 ounces of silver equivalents produced in 2007 consisting of 3,170,139 ounces of silver, 2,049 ounces of gold and 2,924,146 pounds of lead.

Gross revenue for 2008, prior to smelting charges, was $56.1 million compared to $45.8 million in 2007, an increase of 22.4%. In 2008 the Company shipped 3,590,202 ounces of silver equivalent at an average price of $15.63 per ounce (US$14.66) compared to 3,461,560 ounces in 2007 at an average price of $13.24 (US$12.33).

Due to low metal prices in the latter half of 2008, the Company elected to carry 553,923 ounces of equivalent silver in inventory over the year end from its annual production. The inventory at year end consisted of 429,652 ounces in stockpiles, 101,755 ounces of finished product and 22,516 ounces in process. These ounces are expected to be sold throughout 2009.

Sales revenue (after smelting, refining and transportation charges) for the year ended December 31, 2008 was $44.3 million; an increase of 3% compared to $42.9 million for the year ended December 31, 2007. Smelting, refining and transportation charges increased from $2.9 million in 2007 to $11.8 million in 2008. A primary focus of the Company in 2009 is to increase its scale of operations and to shift its mix of production from concentrates toward doré production to reduce its smelting charges and increase net revenues. Average smelting and transportation charges for doré in 2008 were US$0.39 per equivalent ounce whereas for concentrates were US$4.78 per equivalent ounce (see Non-GAAP measures below).

Direct cash costs per ounce of silver (see Non-GAAP measures below) for the year ended December 31, 2008 decreased to US$5.87 per ounce of silver, compared to US$7.06 per ounce of silver for the year ended December 31, 2007 and US$6.37 per ounce of silver for the fourth quarter of 2008 compared to US$7.97 per ounce of silver for the fourth quarter of 2007 due to higher silver ounces produced in 2008.

Effective December 1, 2008, smelting and refining charges were reduced. In addition, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for doré and concentrate smelting which have positively impacted costs for 2009.

At the La Encantada Silver Mine, construction began in June 2008 on the new US$21.6 million cyanidation plant which will have a capacity of 3,500 tonnes per day (“tpd”) once completed. The plant is scheduled to commence operations in July 2009. Once completed, the new plant is anticipated to produce over four million ounces of silver annually in the form of doré bars.

Reserve and Resource development was a high priority for the Company in 2008, leading to substantial increases in Reserves and Resources at all of its operating mines. On a consolidated basis, Proven and Probable Reserves increased by 102% to 47.8 million equivalent ounces of silver, compared to 23.7 million equivalent ounces of silver at the end of 2007. Measured and Indicated Resources increased by 9% to 92.3 million equivalent ounces of silver in 2008, compared to 85.1 million equivalent ounces of silver at the end of 2007. Inferred Resources increased by 113% to 158.8 million equivalent ounces of silver in 2008, compared to 74.7 million equivalent ounces of silver at the end of 2007.

During 2008, the Company invested $30.1 million in capital expenditures on its mineral properties, and a further $18.0 million on additions to plant and equipment.

Mine operating earnings for the year ended December 31, 2008 was $7.5 million, an increase of 7% compared to mine operating earnings of $7.0 million for the year ended December 31, 2007.

The Company reduced its operating loss for 2008 to $3.7 million, a 14% reduction compared to an operating loss of $4.3 million for the year ended December 31, 2007.

The Company incurred a net loss after taxes of $5.1 million for the year ended December 31, 2008, compared to a net loss after taxes of $7.2 million for the year ended December 31, 2007. The net loss after taxes for this year was after deducting a non-cash stock-based compensation expense of $3.7 million (2007 - $3.9 million) and recording a recovery for future income taxes of $2.1 million.

Subsequent to December 31, 2008, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940. The Company plans to use $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the La Encantada Silver Mine, including the completion of the 3,500 tonne-per-day cyanidation plant, and the remainder for general working capital.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

The subsidiaries, mines, mills and properties in México are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties (formerly referred to as the Chalchihuites Group of Properties)
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Cuitaboca Silver Project Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Majestic Services, S.A. de C.V. (a labour services company)	(all of the above)	(all of the above)
Corporación First Majestic, S.A. de C.V. (holding company for the above)	(holding company for the above)	(holding company for the above)

Certain financial results in this MD&A, regarding operations, cash costs, and average realized revenues, are presented in the Mine Operations Results table below to conform with industry peer company presentation standards, which are generally presented in U.S. dollars. U.S. dollar results are translated using the U.S. dollar rates on the dates on which the transactions occurred.

MINING OPERATING RESULTS

Consolidated First Majestic

Quarter Ended December 31,		RESULTS	Year to Date December 31,
2008	2007		2008	2007
215,646	146,798	Ore processed/tonnes milled	758,338	604,756
207	241	Average silver grade (g/tonne)	219	222
65%	77%	Recovery (%)	68%	73%
930,120	868,354	Silver ounces produced	3,654,698	3,170,139
403	490	Gold ounces produced	1,661	2,049
31,650	27,239	Equivalent ounces from gold	100,496	106,046
2,093,988	1,107,154	Pounds of lead produced	7,457,707	2,924,146
93,239	112,706	Equivalent ounces from lead	450,423	308,079
24,413	-	Pounds of zinc produced	425,710	-
1,403	-	Equivalent ounces from zinc	24,381	-
1,056,219	1,008,299	Total production - ounces silver equivalent	4,229,998	3,584,265
827,845	908,688	Ounces of silver equivalents sold	3,590,202	3,461,560
6.37	7.97	Total US cash cost per ounce(1)(2)	5.87	7.06
5,845	5,346	Underground development (m)	27,890	20,279
4,194	8,122	Diamond drilling (m)	61,440	35,655
37.57	50.30	Total US production cost per tonne (2)	43.08	42.96

(1)
The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge), and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP below

(2)	Cash Costs do not include smelting; production costs per tonne include smelter charges.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 47

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

LA ENCANTADA SILVER MINE

Quarter Ended December 31,		RESULTS	Year to Date December 31,
2008	2007		2008	2007
79,480	37,657	Ore processed/tonnes milled	257,960	185,549
281	370	Average silver grade (g/tonne)	283	306
59%	78%	Recovery (%)	62%	68%
427,753	341,709	Silver ounces produced	1,442,566	1,238,316
-	-	Gold ounces produced	-	-
-	-	Equivalent ounces from gold	-	-
1,195,557	298,269	Pounds of lead produced	3,312,869	1,091,902
56,299	30,933	Equivalent ounces from lead	193,675	128,061
-	-	Pounds of zinc produced	-	-
-	-	Equivalent ounces from zinc	-	-
484,053	372,642	Total production - ounces silver equivalent	1,636,242	1,366,377
450,063	303,056	Ounces of silver equivalents sold	1,529,301	1,272,810
3.82	4.22	Total US cash cost per ounce (1) (2)	3.59	3.35
3,075	1,587	Underground development (m)	8,463	5,647
2,107	532	Diamond drilling (m)	8,048	1,474
32.98	44.26	Total US production cost per tonne (2)	45.93	33.85

LA PARRILLA SILVER MINE

Quarter Ended December 31,		RESULTS	Year to Date December 31,
2008	2007		2008	2007
66,395	53,138	Ore processed/tonnes milled	246,166	179,411
206	222	Average silver grade (g/tonne)	234	204
70%	70%	Recovery (%)	70%	68%
305,685	261,931	Silver ounces produced	1,291,210	802,603
297	142	Gold ounces produced	864	427
15,899	7,884	Equivalent ounces from gold	47,139	22,435
897,031	801,746	Pounds of lead produced	3,979,046	1,782,220
36,864	81,024	Equivalent ounces from lead	245,056	175,785
24,414	-	Pounds of zinc produced	24,414	-
1,403	-	Equivalent ounces from zinc	1,403	-
359,851	350,838	Total production - ounces silver equivalent	1,584,808	1,000,823
228,661	336,405	Ounces of silver equivalents sold	1,282,340	986,390
6.68	8.95	Total US cash cost per ounce (1) (2)	5.39	8.70
1,557	1,477	Underground development (m)	10,457	6,414
668	6,869	Diamond drilling (m)	37,944	30,481
47.01	46.05	Total US production cost per tonne (2)	44.42	42.91

(1)
The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge), and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP below

(2)	Cash Costs do not include smelting; production costs per tonne include smelter charges.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

SAN MARTIN SILVER MINE

Quarter Ended December 31,		RESULTS	Year to Date December 31,
2008	2007		2008	2007
69,771	56,003	Ore processed/tonnes milled	254,211	239,796
124	171	Average silver grade (g/tonne)	141	171
71%	86%	Recovery (%)	80%	84%
196,681	264,714	Silver ounces produced	920,921	1,129,220
106	348	Gold ounces produced	797	1,622
15,751	19,355	Equivalent ounces from gold	53,357	83,611
1,399	7,409	Pounds of lead produced	165,792	50,024
75	749	Equivalent ounces from lead	11,691	4,233
-	-	Pounds of zinc produced	401,297	-
-	-	Equivalent ounces from zinc	22,979	-
212,315	284,819	Total production - ounces silver equiv.	1,008,948	1,217,065
149,121	269,227	Ounces of silver equivalents sold	778,561	1,202,360
11.43	11.83	Total US cash cost per ounce (1)(2)	10.12	9.92
1,214	2,282	Underground development (m)	8,971	8,218
1,419	721	Diamond drilling (m)	15,448	3,700
33.82	58.40	Total US production cost per tonne (2)	38.90	50.05

(1)
The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge) and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP below.

(2)	Cash Costs do not include smelting; production costs per tonne include smelter charges.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 49

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

Reconciliation of Cash Costs to GAAP		Three Months Ended December 31, 2008				Year ended December 31, 2008
		San Martin	La Parrilla (1)	La Encantada	Q42008	San Martin	La Parrilla (1)	La Encantada	2008
DIRECT MINING EXPENSES(MMI)	US$	2,437,236	2,642,802	2,175,866	7,255,903	10,332,232	11,048,812	7,558,285	28,939,328
PROFIT SHARING	US$	-	-	-	-	-	-	-	-
OTHER SELLING COSTS
(TRANSPORT, ETC.)	US$	(1,272)	72,397	46,234	117,359	78,930	247,807	235,831	562,568
THIRD PARTY SMELTING	US$	110,772	1,080,074	988,885	2,179,732	571,209	3,977,916	6,667,136	11,216,262
BYPRODUCT CREDITS	US$	(187,427)	(673,849)	(589,497)	(1,450,773)	(1,094,506)	(4,339,639)	(2,613,425)	(8,047,570)
LESS PROFIT SHARING	US$	-	-	-	-	-	-	-	-
TOTAL CASH COSTS	US$	2,359,309	3,121,425	2,621,488	8,102,221	9,887,866	10,934,898	11,847,827	32,670,588

CASH COST PER OUNCE
PRODUCED	US$/OZ	12.00	10.21	6.13	8.71	10.74	8.47	8.21	8.94
SMELTING/REFINING/
TRANSPORTATION
COST PER OUNCE	US$/OZ	(0.56)	(3.53)	(2.31)	(2.34)	(0.62)	(3.08)	(4.62)	(3.07)
DIRECT MINING EXPENSES
CASH COST	US$/OZ	11.43	6.68	3.82	6.37	10.12	5.39	3.59	5.87

TONNES PRODUCED	TONNES	69,771	66,396	79,479	215,646	254,211	246,167	257,960	758,338
OUNCES OF SILVER PRODUCED	OZ	196,682	305,685	427,753	930,121	920,921	1,291,211	1,442,566	3,654,699
OUNCES OF SILVER EQ PRODUCED	OZ EQ	15,633	62,771	62,250	140,654	88,027	302,203	199,626	589,856
TOTAL OZ OF SILVER EQ PRODUCED	OZ EQ	212,315	359,850	484,053	1,056,218	1,008,948	1,584,808	1,636,242	4,229,998

MINING	$/Tonne	13.18	17.96	11.69	14.10	17.88	18.20	11.03	15.65
MILLING	$/Tonne	13.84	18.50	9.77	13.78	12.93	21.30	7.16	13.69
INDIRECT	$/Tonne	7.91	3.34	5.91	5.77	9.88	5.43	11.14	8.86
SELLING AND TRANSPORT COSTS	$/Tonne	(0.02)	1.09	0.58	0.54	0.31	1.01	0.91	0.74
SMELTING AND REFINING COSTS	$/Tonne	1.59	16.27	12.44	10.11	2.25	16.16	25.85	14.79
BY PRODUCT CREDITS	$/Tonne	(2.69)	(10.15)	(7.42)	(6.73)	(4.31)	(17.63)	(10.13)	(10.61)
DIRECT COST PER TONNE	$/Tonne	33.82	47.01	32.98	37.57	38.90	44.42	45.93	43.08

RECONCILIATION:
Cash Cost	US$	2,359,309	3,121,425	2,621,488	8,102,221	9,887,866	10,934,898	11,847,826	32,670,589
Inventory changes	US$	(305,899)	196,454	(176,063)	(285,508)	(893,499)	(466,693)	293,719	(1,066,473)
Byproduct credits	US$	187,427	673,849	589,497	1,450,773	1,094,506	4,339,639	2,613,425	8,047,570
Smelting and refining	US$	(110,772)	(1,080,074)	(988,885)	(2,179,732)	(571,209)	(3,977,917)	(6,667,136)	(11,216,263)
Other	US$	-	(503,377)	-	(503,377)	-	(278,966)	-	(278,966)
Cost of sales - Calculated	US$	2,130,065	2,408,276	2,046,036	6,584,377	9,517,664	10,550,960	8,087,833	28,156,457
Average CDN/US Exchange Rate		0.8279	0.8229	0.8461	0.8316	0.9438	0.9300	0.9390	0.9372
Booked Cost of Sales - CDN$	CDN$	2,572,773	2,926,679	2,418,181	7,917,633	10,083,947	11,345,291	8,613,007	30,042,245

Note 1: Does not include cost of sales on the intercompany transfers of doré from La Parrilla to parent company in the amount of Cdn$377,170.

Reconciliation of Cash Costs to GAAP		Three Months Ended December 31, 2008					Year ended December 31, 2008
INVENTORY RECONCILIATION (2):		San Martin	La Parrilla	La Encantada	Vancouver	Q42008	San Martin	La Parrilla	La Encantada	Vancouver	2008
Opening inventory	OZ EQ	207,691	334,847	115,714	11,668	669,920	15,592	31,590	31,264	20,650	99,096
Production - silver equivalent ounces	OZ EQ	212,315	359,851	484,053	-	1,056,219	1,008,948	1,584,808	1,636,242	-	4,229,998
Shipments - silver equivalent ounces	OZ EQ	(149,121)	(228,661)	(450,063)	(16,463)	(844,308)	(778,561)	(1,282,340)	(1,529,301)	(24,607)	(3,614,809)
Reduction of stockpile	OZ EQ	-	(123,384)	(37,352)	-	(160,736)	-	(123,384)	(37,352)	-	(160,736)
Inventory adjustments	OZ EQ	(27,853)	21,840	13,730	47,248	54,965	(50,779)	11,382	35,814	46,410	42,827
Shipment adjustments	OZ EQ	(47,832)	(142,437)	10,585	-	(179,684)	-	-	-	-	-
Ending inventory	OZ EQ	195,200	222,056	136,667	42,453	596,376	195,200	222,056	136,667	42,453	596,376
Value of ending inventory	CDN$	1,203,178	1,013,558	628,829	572,147	3,417,712	1,203,178	1,013,558	628,829	572,147	3,417,712

Note 2: The inventory reconciliation above consists of silver coins, bullion, doré, concentrates, ore in process and stockpile but excludes materials and supplies.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

REVIEW OF MINING OPERATING RESULTS

The Company turned its focus toward operating efficiencies in the final quarter of 2008, scaling up its mine operations in its three primary mines in an effort to realize economies of scale. Expansions began in July of 2008 at each of the operating mines culminating in higher capacities in the fourth quarter. At the La Parrilla Silver Mine, mill capacity was expanded from 800 tpd and reached 850 tpd in November 2008. At the La Encantada Silver Mine, several improvements were made within the current flotation mill which resulted in overall capacity reaching 1,000 tpd in November 2008. At the San Martin Silver Mine, expansion of the mill was completed in December resulting in an increase in capacity from 800 tpd to 950 tpd. Total capacity has increased from 2,400 tpd to 2,800 tpd, a 17% increase. The impact of the increased scale of production was also aided by a weakening Mexican peso and the net result has been a reduction of the cost per tonne from US$50.30 in the fourth quarter of 2007 to US$37.57 per tonne in the fourth quarter of 2008 (See “Non-GAAP Measures”).

Silver production increased from 3,584,265 equivalent ounces of silver for the year ended December 31, 2007 to 4,229,998 equivalent ounces of silver for the year ended December 31, 2008, an increase of 18%. This can be attributed to an increase of mill throughput tonnage, from 604,756 tonnes in 2007 to 758,338 tonnes in 2008, an increase of 25%. Lead production increased by 155%, from 2,924,146 pounds in 2007 to 7,457,707 pounds in 2008. Gold production decreased by 19%, from 2,049 ounces in 2007 to 1,661 ounces in 2008.

Due to a sharp decline in silver, lead and zinc prices in late 2008, cash management was a priority for the Company. The Company revised its exploration and development plans in late 2008 as it had achieved its targets for Reserves and Resource development resulting in an increase in mine life now equalling more than 20 years.

The Company’s revised mine development plan for 2008 included the completion of 25,000 metres of underground development across its operations and projects, a reduction from its prior target of 46,000 metres; however, a total of 27,890 metres were completed during the year ended December 31, 2008, representing an increase of 38% when compared with the 20,279 metres completed in the previous year.

The Company’s revised plan for diamond drilling in 2008 included a reduction from 82,000 metres to the completion of 60,000 metres of diamond drilling across its operations and projects. Diamond drilling increased by 72%, from 35,655 metres in 2007 to 61,440 metres in 2008.

The fourth quarter of 2008 was impacted by the cut backs that occurred in late 2008. Development decreased by 34%, from 8,876 metres of development completed in the third quarter to 5,845 metres in the fourth quarter. The diamond drilling program saw a reduction of 84%, from 26,666 metres drilled in the third quarter to 4,194 metres drilled in the fourth quarter.

Production increased by 26%, from 840,918 equivalent ounces of silver in the third quarter to 1,056,219 equivalent ounces of silver in the fourth quarter of 2008; however, the results of the third quarter of 2008 were negatively impacted by heavy rains. Silver production increased by 29% from 719,399 ounces in the third quarter to 930,120 ounces in the fourth quarter. Lead production also increased by 38% from 1,518,271 pounds in the third quarter to 2,093,988 pounds in the fourth quarter. Production of gold decreased by 25%, from 536 ounces in the third quarter to 403 ounces in the fourth quarter. The fourth quarter of 2008 also saw an increase of 5% over the equivalent ounces of silver produced in the fourth quarter of 2007.

During the fourth quarter, the overall recoveries of silver from the three mills reflected a decrease from 67% to 65%; however, the overall average silver head grade increased from 196 grams per tonne (“g/t”) of silver in the third quarter to 207 g/t of silver in the fourth quarter.

The Company also reviewed its unfulfilled orders for mining equipment and cancelled pending orders of new equipment. Its original agreement for 20 pieces of equipment in 2008 was scaled back to the nine pieces which had been delivered. Also, the Company restructured its remaining US$2.9 million in equipment lease payments to provide for two years of level monthly payments and accrued interest, commencing February 1, 2009.

Management believes strongly in responsible, sustainable growth and contributing to its people and the communities in which it operates. In March 2009, the Company was awarded the prestigious Socially Responsible Business Distinction for 2008 (Distintivo Empressa Socialmente Responsable 2008) by Centro Mexicano para la Filantropia (CEMEFI). To receive this award, the Company demonstrated responsibility, transparency and sustainability within its operations and projects in México.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 51

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

RESERVES AND RESOURCES UPDATE

Reserve and Resource development was a high priority for the Company in 2008, leading to substantial increases in Reserves and Resources at all of its operating mines. The Company’s management set a target to expand its total Reserves and Resources to 300 million equivalent silver ounces of all combined categories by the end of 2008. Based on updated NI 43-101 reports published between October 2008 and February 2009, the Company defined a total of 140.2 million ounces of silver equivalent in Proven and Probable Reserves and Measured and Indicated Resources, in addition to 158.8 million ounces of silver equivalent in Inferred Resources.

In October 2008, the Company released an updated NI 43-101 compliant resource estimate for the Del Toro Silver Mine. This mineral resource estimate, with a cut-off date of July 31, 2008, included Measured and Indicated Resources of 20.9 million ounces of silver equivalent and Inferred Resources of 36.0 million ounces of silver equivalent.

In December 2008, the Company released an updated NI 43-101 compliant resource estimate for the La Encantada Silver Mine. This mineral resource estimate, with a cut-off date of September 30, 2008, included Proven and Probable Reserves of 35.5 million ounces of silver equivalent, Measured and Indicated Resources of 33.1 million ounces of silver equivalent and Inferred Resources of 20.0 million ounces of silver equivalent.

In January 2009, the Company released an updated NI 43-101 compliant resource estimate for the San Martin Silver Mine. This mineral resource estimate, with a cut-off date of September 30, 2008, included Proven and Probable Reserves of 7.0 million ounces of silver equivalent, Measured and Indicated Resources of 7.6 million ounces of silver equivalent and Inferred Resources of 50.0 million ounces of silver equivalent.

In February 2009, the Company released an updated NI 43-101 compliant resource estimate for the La Parrilla Silver Mine. This mineral resource estimate, prepared with a cut-off date of September 30, 2008, included Proven and Probable Reserves of 5.2 million ounces of silver equivalent, Measured and Indicated Resources of 30.7 million ounces of silver equivalent and Inferred Resources of 52.8 million ounces of silver equivalent.

Shareholders and interested parties are encouraged to read these reports which can be viewed on SEDAR (www.sedar.com) and the Company’s web site at www.firstmajestic.com.

Reserves and Resources data follows:

Consolidated First Majestic
180,000,000
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
-
Proven and Probable Reserves
Measured and Indicated Resources
Inferred Resources
2007
2008

La Parrilla Silver Mine
60,000,000
40,000,000
20,000,000
-
Proven and Probable Reserves
Measured and Indicated Resources
Inferred Resources
Oct-07
Sep-08

La Encantada Silver Mine
60,000,000
40,000,000
20,000,000
-
Proven and Probable Reserves
Measured and Indicated Resources
Inferred Resources
Oct-07
Sep-08

San Martin Silver Mine
60,000,000
40,000,000
20,000,000
-
Proven and Probable Reserves
Measured and Indicated Resources
Inferred Resources
Jan-07
Sep-08

Note: The 2008 Reserve and Resource estimates for the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine are as of September 30, 2008, respectively. The 2008 Resource estimate for the Del Toro Silver Mine is as of July 31, 2008. The 2007 Reserve and Resource estimates for the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine are as of October 31, 2007, October 31, 2007 and January 1, 2007 respectively. Measurement is shown in ounces of silver equivalent.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

RESERVES AND RESOURCES - 2007 AND 2008

	Ag Eq Oz.
				%
Consolidated First Majestic	2007	2008	Increase
			(Decrease)
Proven and Probable Reserves	23,690,775	47,834,309	24,143,534	101.91%
Measured and Indicated Resources	85,083,804	92,320,108	7,236,304	8.50%
Total Proven + Probable Reserves
and Measured + Indicated Resources	108,774,579	140,154,417	31,379,838	28.85%
Inferred Resources	74,732,705	158,804,145	84,071,440	112.50%

La Encantada Silver Mine	2007	2008	Increase	%
			(Decrease)
Proven and Probable Reserves	12,620,835	35,548,863	22,928,028	181.67%
Measured and Indicated Resources	40,122,659	33,107,288	(7,015,371)	(17.48%)
Total Proven + Probable Reserves
and Measured + Indicated Resources	52,743,494	68,656,151	15,912,657	30.17%
Inferred Resources	13,428,000	20,034,145	6,606,145	49.20%

La Parrilla Silver Mine	2007	2008	Increase	%
			(Decrease)
Proven and Probable Reserves	6,107,551	5,246,954	(860,597)	(14.09%)
Measured and Indicated Resources	29,336,405	30,700,000	1,363,595	4.65%
Total Proven + Probable Reserves
and Measured + Indicated Resources	35,443,956	35,946,954	502,998	1.42%
Inferred Resources	38,639,050	52,800,000	14,160,950	36.65%

San Martin Silver Mine	2007	2008	Increase	%
			(Decrease)
Proven and Probable Reserves	4,962,389	7,038,492	2,076,103	41.84%
Measured and Indicated Resources	15,624,740	7,569,820	(8,054,920)	(51.55%)
Total Proven + Probable Reserves
and Measured + Indicated Resources	20,587,129	14,608,312	(5,978,817)	(29.04%)
Inferred Resources	22,665,655	50,000,000	27,334,345	120.60%

Del Toro Silver Mine	2007	2008	Increase	%
			(Decrease)
Proven and Probable Reserves	-	-	-	n/a
Measured and Indicated Resources	-	20,943,000	20,943,000	n/a
Total Proven + Probable Reserves
and Measured + Indicated Resources	-	20,943,000	20,943,000	n/a
Inferred Resources	-	35,970,000	35,970,000	n/a

Note: The 2008 Reserve and Resource estimates for the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine are as of September 30, 2008, respectively. The 2008 Resource estimate for the Del Toro Silver Mine is as of July 31, 2008. The 2007 Reserve and Resource estimates for the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine are as of October 31, 2007, October 31, 2007 and January 1, 2007 respectively. Measurement is shown in ounces of silver equivalent.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 53

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

MINE UPDATES

La Encantada Silver Mine

Location: Coahuila, México	Ownership: 100%
Reserves/Resources (PP&MI): 68.7 million ounces	Monthly Capacity (Tonnes): 30,000
Employment: 352	2008 Production (Silver Equiv.):1.6 million ounces
2008 Production Costs ($US per Tonne): $45.93	2008 Cash Costs/Oz. ($US, excl. smelting): $3.59

The La Encantada Silver Mine is a producing underground mine located in Northern México in Coahuila State approximately a 1.5 hour flight from Torreon and comprises 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest city is, Melchor Muzquiz, is 225 kilometres away via 45 kilometres of gravel road and 180 kilometres in paved road. The La Encantada Silver Mine consists of a 1,000 tpd flotation plant, an airstrip, and other facilities, including a mining village with 180 houses as well as administrative offices. The Company owns 100% of the La Encantada Silver Mine.

The La Encantada mine is the Company’s lowest cost producer, and has the highest Reserve / Resource position. This mine is undergoing a US$21.6 million expansion, to be completed in mid-2009, to convert the mill into a 3,500 tpd cyanidation by agitated leaching process, thereby becoming a producer of doré bars. The mill is presently operating at approximately 950 tpd and produces a silver rich lead concentrate.

During the fourth quarter of 2008, construction continued on the 3,500 tpd cyanidation plant. Earth and rock removal at the site preparation are 95% complete, foundations for the leaching tanks are 100% complete and assembly is proceeding with eight of the leaching tanks. The foundations of the primary and intermediate thickeners are complete and the assembly of the primary and intermediate thickeners is progressing well. Also, the construction work for the new tailings dam is in process. Eighty percent of the equipment has been acquired and is in the process of being delivered. To date, the Company has spent US$10.5 million on the plant and the Company estimates commissioning to commence in mid-2009.

At the La Encantada mill, several modifications were completed to increase the mill capacity from 800 to 1,000 tpd, which was completed in November 2008. Production in the fourth quarter was 79,480 tonnes showing an increase of 27% when compared with the 62,406 tonnes produced in the third quarter of 2008. The average head grade was 281 g/t, an increase of 15% when compared to the 244 g/t achieved in the previous quarter due to larger tonnage of high grade ore coming from the mine. A total of 484,053 equivalent ounces of silver were produced during the fourth quarter, which represents an increase of 45% from the 334,595 equivalent ounces of silver in the third quarter. Silver production consisted of 427,753 ounces of silver, an increase of 49% versus the 287,668 ounces in the previous quarter and 1,195,557 pounds of lead, an increase of 54% from the 777,099 pounds in the previous quarter due to better lead recoveries at the flotation plant.

Underground mine development continued with a total of 3,075 metres of development completed in the fourth quarter aimed at several targets including the San Javier/Milagros Breccias, Azul y Oro and the new Buenos Aires areas and a new developed area between the 660 and the Ojuelas ore bodies. This compares to 2,232 metres of development completed in the previous quarter showing an increase of 38%. The purpose of the ongoing underground development program is to prepare for increased production levels in 2009, to confirm additional Reserves and Resources, and for exploration and exploitation purposes going forward. Underground diamond drilling continued with a total of 2,107 metres compared with 2,662 metres drilled in the previous quarter. During the fourth quarter of 2008, the Company decided to substantially reduce the diamond drill and development programs, reducing from three rigs to only one rig operating underground, with the rig engaged in production and operations activities only.

La Parrilla Silver Mine

Location: Durango, México	Ownership: 100%
Reserves/Resources (PP&MI): 35.9 million ounces	Monthly Capacity (Tonnes): 25,500
Employment: 332	2008 Production (Silver Equiv.):1.6 million ounces
2008 Production Costs ($US per Tonne): $44.42	2008 Cash Costs/Oz. ($US, excl. smelting): $5.39

The La Parrilla Silver Mine is a group of producing underground mines consisting of the La Rosa/Rosarios/La Blanca mines which are connected through underground workings, the San Marcos mine and the Quebradillas mine, located approximately 65 kilometres southeast of the city of Durango, México. It includes an 850 tpd mill consisting of a 425 tpd cyanidation circuit and a 425 tpd flotation circuit, buildings, offices and infrastructure and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine, which began commercial silver production in October 2004.

This is the first mine developed by the Company and its operations have been scaled up continually from a 180 tpd operation in early 2005, to the current average throughput of 840 tpd. This mill produces doré bars and both silver-rich lead and zinc concentrates.

An expansion program of the mill was launched in July 2008 to expand this operation up to 1,000 tpd by April 2009. However, due to market conditions that affected the entire mining sector in the fourth quarter of 2008, the expansion program was suspended resulting in the current mill capacity of 850 tpd.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

During the fourth quarter of 2008, the diamond drilling and development activity for both preparation and exploration decreased. As well, capital expenditures and operating costs were reduced to a minimum in order to compensate for the lower silver and lead prices realized in the fourth quarter.

The most important activities undertaken in the year were the continued underground development at the different areas within the La Parrilla property. This included the preparation of Levels 7 and 8 at the Rosarios/La Rosa area where the new long hole drilling method using a new Stopemate machine began operations in the early part of the year with good results in increasing the productivity. In order to reduce dilution, bolting in the hanging wall was completed and achieved good results. At Quebradillas, development continued to focus on accessing the sulphides areas in the lower levels. At San Marcos and at the San Jose/La Blanca areas, development continued to access new production areas at the lower levels within the mines.

Production from the La Parrilla mill increased from 51,822 tonnes in the third quarter of 2008 to 66,395 tonnes in the fourth quarter of 2008, an increase of 28%. The average head grade of silver at the mill decreased from 213 g/t in the third quarter of 2008 to 206 g/t in the fourth quarter, a decrease of 3%. Recoveries of silver increased from 65% in the third quarter to 70% in the fourth quarter of 2008.

Total silver production from the mill increased from 300,461 ounces of silver equivalent in the third quarter of 2008 to 359,851 ounces of silver equivalent in the fourth quarter of 2008, a 20% increase. The composition of the silver equivalent production in the fourth quarter of 2008 included 305,685 ounces of silver, 297 ounces of gold and 897,031 pounds of lead.

Diamond drilling and underground development continued to define additional Reserves and Resources at the different areas of the La Parrilla property. Due to the lower silver and lead prices, the number of drill rigs that were active during the year were reduced in the fourth quarter, from seven to one. As a result, the total metres of diamond drilling decreased from 18,160 metres in the third quarter of 2008 to 668 metres in the fourth quarter of 2008, a reduction of 96%. However, total metres drilled during the year increased by 24%, from 30,481 metres in 2007 to 37,944 metres in 2008. In addition to the ongoing diamond drill program, a total of 1,557 metres of underground development was completed in the fourth quarter of 2008 which when compared with the 4,347 metres in the third quarter of 2008 shows a decrease of 64%. During the year, a total of 10,457 metres were developed which compared with a total of 6,414 metres completed in 2007 shows an increase of 63%. Underground development in the fourth quarter focused on the La Rosa/Rosario, La Blanca, San Marcos, Quebradillas and San José areas, with the objective of increasing total Reserves and developing new production areas.

In February 2009, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded a Clean Industry Certificate to the La Parrilla Silver Mine. This Certificate was achieved after twenty nine months of voluntary environmental audit work, which demonstrates the Company’s sustained focus in complying with international and Mexican mining standards.

San Martin Silver Mine

Location: Jalisco, México	Ownership: 100%
Reserves/Resources (PP&MI): 14.6 million ounces	Monthly Capacity (Tonnes): 28,500
Employment: 310	2008 Production (Silver Equiv.):1.0 million ounces
2008 Production Costs ($US per Tonne): $38.90	2008 Cash Costs/Oz. ($US, excl. smelting): $10.12

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, México. The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of surface land rights where the 1,000 tpd cyanidation mill and 500 tpd flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine, having acquired it in two transactions in May and September 2006. The mill has historically produced 100% doré bars and continues to do so to this day. In early 2008, a 500 tpd flotation circuit was completed to take advantage of the large sulphide Resource at this mine, however, due to low base metal prices and high concentrate smelting charges this circuit is presently not being operated.

During the fourth quarter, in order to reduce operating costs, the Company temporarily reduced the production of ore from the main Zuloaga vein, eliminating all the external contractors and focusing on a combination of ore from the mine and stockpile inventory to feed the cyanidation process. Also, due to the high cost of smelting charges and the low prices of lead and zinc, the operation of the flotation circuit was suspended.

Expansion of the mill commenced in July 2008. The program included adding additional leaching tanks, thickeners and the addition of a third ball mill. The plan was to expand this mill from the historic 800 tpd to 1,200 tpd by April 2009. However, due to market conditions and the need to preserve cash, the expansion program was suspended in November 2008 resulting in the mill running at the current 950 tpd since December 2008. The upgrades included the construction of a new thickener, new clarifiers and new filter presses to complete the expansion of the cyanidation process. Other upgrades completed included the pouring of cement floors around the leaching and thickeners areas and the repair and reinforcement of the older leaching tanks. These improvements are part of the process of achieving a “Clean Industry Certification” from PROFEPA.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 55

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

Production at the San Martin mine increased from 56,071 tonnes in the third quarter of 2008 to 69,771 tonnes in the fourth quarter, an increase of 24% increase. The average head grade decreased slightly, from 127 g/t in the third quarter to 124 g/t during the current quarter, representing a 3% decrease from during the previous quarter.

Combined recoveries of silver in the quarter were 71%, compared to 89% in the previous quarter, resulting in total production of 212,315 equivalent ounces of silver, which is 3% higher than the 205,862 equivalent ounces of silver in the third quarter of 2008. The equivalent ounces of silver consisted of 196,681 ounces of silver, 106 ounces of gold, and 1,399 pounds of lead.

During the fourth quarter of 2008, a total of 1,419 metres of diamond drilling was completed. This is compared to 5,844 metres drilled in the third quarter amounting to a 76% decrease due to the decrease in exploration corporate wide.

During the fourth quarter, a total of 1,214 metres of underground development was completed compared with 2,297 metres of underground development in the third quarter. An important part of this development continues to be focused on access to the upper levels in the mine where oxide ores are present. During the fourth quarter, work continued at the new zone in the Rosario area where old workings continue to be rehabilitated with additional exploration work and some direct underground development. This activity is ongoing with the purposes of grade control; the development of additional Reserves and Resources; and exploration to define additional targets for future mine expansion.

Del Toro Silver Mine, Zacatecas, México (previously referred to as Chalchihuites Group of Properties)

Location: Zacatecas, México	Ownership: 100%
Resources (MI): 20.9 million ounces	Employment: 50

The Del Toro Silver Mine is located 60 km to the southeast from the Company’s La Parrilla Silver Mine and consists of a 320 contiguous hectare land package which covers the old Perseverancia mine and the San Juan mine. In 2004, the Company entered into a number of option agreements and, based on encouraging exploration results in 2005 and 2006, in January 2007, the Company exercised its option to acquire the San Juan silver mine, and in June 2007 exercised its option to acquire the Perseverancia silver mine. During the year ended December 31, 2007, the Company acquired 100 hectares of surface rights covering the area surrounding the San Juan mine.

The Del Toro is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings. The Company has been extracting development ore from the mine and shipping it to its La Parrilla mill for mixing into La Parrilla’s production and for batch metallurgical testing.

On October 28, 2008, the Company announced drill results from hole SSJ-08 and the ongoing drilling program at the Del Toro. Holes SSJ-04 and SSJ-08 represent the discovery of a third deeper massive sulphide ore body which is 25 metres below the two other ore bodies discovered by previous drilling. Drill Hole SSJ-08 cut 62.05 metres (203.58 Ft) of 422 g/t Ag, 6.29% Pb, 6.78% Zn & 0.74 g/t Au.

The Perseverancia area is presently being upgraded and rehabilitated to increase production from the high grade chimney areas. During the fourth quarter, the upgrade of the shaft continued and construction and installation of a new 200 tpd head frame and new hoist was completed which will allow for an increase in production from this area in the following months.

Presently permitting is underway for the construction of a new mill at Del Toro. Assuming all permitting is completed by mid 2009, and funds are available for this project, a new 500 tpd mill is anticipated to be operating in the first half of 2010.

EXPLORATION PROPERTY UPDATES

Cuitaboca Silver Project, Sinaloa, México

The Company has an option to purchase a 100% interest in the Cuitaboca Silver Project, consisting of 5,134 hectares located in the State of Sinaloa, México, which contains at least six well known veins with sulphide mineralization carrying high grade silver. The veins within the property are known as the La Lupita, Los Sapos, Chapotal, Colateral-Jesus Maria, Mojardina and Santa Eduwiges. In October 2008, in an effort to reduce costs, the Company temporarily halted its activities at the Cuitaboca project. Further exploration and development consisting of 2,000 metres of direct drifting along the vein and a diamond drill program at both the Colateral and Mojardina veins is being deferred until silver commodity prices recover and/or funds can be allocated to this project. Road construction for access to the La Lupita, Los Sapos, Chapotal, and Santa Eduwiges veins was also deferred.

Jalisco Group of Properties, Jalisco, México

The Company acquired a group of mining claims totalling 5,131 hectares located in various mining districts located in Jalisco State, México. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has been discontinued pending an improvement in market conditions.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

SELECTED ANNUAL INFORMATION

	Year ended December 31 2008 $		Year ended December 31 2007 $		Transitional year Six months ended December 31, 2006 $ (1)

Revenue	44,324,887	(2)	42,924,920	(2)	12,754,965	(2)
Mine operating earnings (loss)	7,501,632		7,007,776		(1,492,118)
Net loss for the period	(5,144,784)	(3)	(7,230,122)		(7,588,192)
Basic and diluted loss per share	(0.07)		(0.13)		(0.17)
Total assets	231,159,649	(4)	185,002,851		185,361,654
Total long term liabilities	38,725,621	(5)	36,591,521	(5)	55,930,797	(5)

(1)	The Company changed its fiscal year end in 2006, from June 30 to December 31. The results disclosed for December 31, 2006, are for the six months then ended, as is required by Canadian GAAP.

(2)

During the year ended December 31, 2008, revenues increased by $1.4 million due to the ramping up of production at the La Parrilla and La Encantada Silver Mines. During the year ended December 31, 2007, revenues increased by $30.2 million over the revenues for the six month transitional year ended December 31, 2006. This increase is primarily due to the difference in volumes of production, and the comparison of one year to a six month period. In the year ended December 31, 2008, the Company shipped 3,590,202 ounces of silver equivalent compared to 3,461,650 ounces of silver equivalent during the year ended December 31, 2007. Increased production of silver has resulted from the ramping up of the La Parrilla mill, and the acquisition of San Martin in June 2006, and La Encantada in November, 2006. In the six months ended December 31, 2006, total silver revenues were attributed to 1,016,583 ounces of silver equivalent.

La Parrilla Silver Mine – During the year ended December 31, 2008, a total 246,166 tonnes of ore were processed with an average head grade of 234 grams per tonne of silver resulting in a total of 1,584,808 equivalent ounces of silver produced and 1,282,340 ounces of silver equivalent shipped. During the year ended December 31, 2007, a total of 179,411 tonnes of ore were processed with an average head grade of 204 grams per tonne of silver resulting in a total of 1,000,823 equivalent ounces of silver produced, and 986,390 ounces of silver equivalent shipped. During the six month period ended December 31, 2006, a total of 29,057 tonnes of ore were processed with an average head grade of 172 grams per tonne of silver resulting in a total of 110,114 equivalent ounces of silver produced.

San Martin Silver Mine – During the year ended December 31, 2008, a total of 254,211 tonnes of ore were processed with an average head grade of 141 grams per tonne of silver resulting in a total of 1,008,948 equivalent ounces of silver produced and 778,561 ounces of silver equivalents shipped. For the year ended December 31, 2007, a total of 239,796 tonnes of ore was processed with an average grade of 171 grams per tonne of silver resulting in 1,217,065 ounces of silver equivalents, and 1,202,360 ounces of silver equivalents shipped. The San Martin mine and mill, over the six month period ended December 31, 2006, processed 128,175 tonnes of ore with an average grade of 192 grams per tonne of silver resulting in 725,055 ounces of silver equivalent.

La Encantada Silver Mine – During the year ended December 31, 2008, 257,960 tonnes of ore were processed with an average head grade of 283 grams per tonne of silver resulting in a total of 1,636,242 equivalent ounces of silver produced and 1,529,301 ounces of silver equivalents shipped. During the year ended December 31, 2007, 1,366,377 equivalent ounces of silver were produced, and 1,272,810 ounces of silver equivalent were shipped, compared to 181,413 equivalent ounces of silver in the prior six month period ended December 31, 2006, which included production only for the months of November and December 2006. Net losses in these periods included non-cash stock based compensation expenses of $3,680,111 for the year ended December 31, 2008 compared to $3,865,689 for the year ended December 31, 2007 and $1,558,892 for the six month transition year ended December 31, 2006.

(3)

There was a net income tax recovery of $1,919,454 in the year ended December 31, 2008 compared to a tax expense of $1,384,647 in the year ended December 31, 2007, attributed primarily to an increase in future income tax benefits as well as a reduction of non-allowable tax deductions.

(4)

During the year ended December 31, 2008, the increase in total assets consists primarily of approximately $5 million in cash and cash equivalents, $38 million on mining interests and plant and equipment, net of depletion, depreciation and translation adjustments.

(5)

During the year ended December 31, 2006, the Company paid $13.3 million for its 25% annual vendor liability to the majority shareholder of First Silver, and the final payment of $13.3 million was due on May 30, 2008 but the payment has been withheld pending resolution of the litigation further described herein (see Liquidity Risk below).

The Company has not paid any dividends since incorporation and it presently has no plans to pay dividends.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 57

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

RESULTS OF OPERATIONS

Year ended December 31, 2008 compared to the Year ended December 31, 2007

Gross revenue (prior to smelting, refining and transportation costs) increased from $45.8 million for the year ended December 31, 2007 to $56.1 million for the year ended December 31, 2008, an increase of $10.3 million or 22%. Most of the increase was due to higher average silver prices, from US$12.33 per ounce in 2007 to US$14.66 per ounce in 2008, an increase of 19%, as shipments were only up marginally. Due to low metal prices at the end of 2008, the Company inventoried 554,000 ounces of production to be sold in 2009. Net revenue increased from $42.9 million for the year ended December 31, 2007 to $44.3 million for the year ended December 31, 2008, an increase of $1.4 million or 3%. The increase in commodity prices was not fully realized in 2008 net revenues due to a significant increase in smelter and refining charges, predominantly affecting concentrates sold to the Peñoles smelter.

Effective December 1, 2008, smelting and refining charges were substantially reduced. Subsequently, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for doré and concentrate smelting. The Company is also shifting its mix of production toward doré production with the anticipated completion of the La Encantada cyanidation plant, which will reduce the overall smelting charges for the Company due to the significantly lower refining charges for doré compared to concentrates. Production for the year consisted of production from the mines and the mills including production which is inventoried in the form of doré, concentrates, ore in process and stockpile.

Mine operating earnings for the year ended December 31, 2008 was $7,501,632, an increase of 7% over the $7,007,776 of mine operating earnings for the year ended December 31, 2007 and is primarily due to the increase of 128,642 equivalent silver ounces sold in 2008 compared to 2007. Though there was an overall increase in average silver prices in 2008 compared to 2007, this was offset by the increase in smelter and refining charges and an increase in operating costs. There was an increase in depreciation and amortization expenses of $766,964 in 2008 compared to 2007 which were normal charges on plant and equipment related to capital expansions at all three operating mines. Also contributing to the increase in mine operating earnings is a reduction of $3,282,997 in depletion expense for 2008 due to the increase in life of mine from the updated NI 43-101 reports with larger mine reserves and a reduction of depletion due to the effect of inventorying a portion of depletion due to the adoption of the new Canadian GAAP inventory guidelines per CICA HB section 3031.

An operating loss of $3,727,558 was incurred after general and administrative costs and stock-based compensation, for the year ended December 31, 2008 compared to a loss of $4,318,816 for the year ended December 31, 2007 which is a 14% decrease from the prior year. Most of the decrease is attributed to the increase in mine operating earnings as described above and a decrease in stock-based compensation of $185,578 or 5%.

Interest and other expenses increased by $202,833 or 17% compared to the prior year and is primarily attributed to additional interest on capital leases. Investment and other income decreased by $177,424 or 13% from prior year due to declining interest rates on short term investments. There was a significant increase in foreign exchange loss, primarily in the fourth quarter, due to the effect of a strengthening US dollar on outstanding US dollar denominated liabilities, which has had a negative effect on net income for the year.

The income tax benefit recorded in 2008 was $1,919,454 which is the tax benefit attributable to the loss generated by the Company during the year. This compares to an income tax provision of $1,384,647 for 2007, based on the taxable income generated in that year.

The net loss for the year after taxes is $5,144,784 or $0.07 per common share in 2008 compared to $7,230,122 or $0.13 per common share in 2007, for a decrease of $2,085,338 and is primarily due to increased mine earnings in 2008 and to the write off of $1,703,591 in the prior year.

Fourth Quarter of 2008 compared to the Fourth Quarter of 2007

	Q4 2008	Q4 2007
	$	$
Revenue	9,106,605	11,631,477
Mine operating (loss) earnings	(1,126,697)	3,229,142
Operating loss	(3,787,419)	(345,596)
Loss before taxes	(8,053,990)	(524,397)
Income tax (recovery) expense	(2,515,084)	768,234
Net loss for the quarter	(5,538,906)	(1,292,631)

Sales revenue declined by 22% to $9,106,605, compared to $11,631,477 in the fourth quarter of 2007. In the fourth quarter of 2008, the Company also experienced declining silver prices, higher smelting and refining charges and negative sales adjustments related to provisionally priced sales in the previous quarter, as doré settles in one month and concentrates settle in two months from the time of delivery to the smelter. In the fourth quarter of 2008, the average gross revenue per ounce sold was US$11.67 while in the fourth quarter of 2007, it was US$13.85.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

Mine operating loss for the fourth quarter of 2008 was $1,126,697 compared to mine operating earnings of $3,229,142 in the fourth quarter of 2007. Cost of sales increased to $8,294,803 in the fourth quarter of 2008, compared to $6,335,226 in the fourth quarter of 2007 due to the processing of lower grade ore and lower recoveries at all three mines. Amortization and depreciation expense increased by $408,189 to $1,049,767 in the fourth quarter of 2008, compared to $641,578 in the fourth quarter of 2007 due to increased investments in plant and equipment. There was a $636,626 reduction in depletion, which was $825,185 in the fourth quarter of 2008 compared to $1,461,811 in the fourth quarter of 2007, due to longer mine life related to updated NI 43-101 reports and the inventory effect of inventorying a portion of depletion due to the adoption of the new Canadian GAAP inventory rules per CICA HB section 3031.

General and administrative expenses decreased by $332,610 to $1,795,307 in the fourth quarter of 2008, compared to $2,127,917 in the fourth quarter of 2007, as the Company took measures to reduce expenditures and preserve cash. Stock-based compensation decreased by $581,406 to $865,415 in the fourth quarter of 2008, compared $1,446,821 in the fourth quarter of 2007, due to a lower number of options granted in the fourth quarter of 2008.

Operating loss was $3,787,419 in the fourth quarter of 2008 compared to $345,596 in the fourth quarter of 2007. This increased operating loss is primarily due to lower mine operating earnings for 2008 compared to 2007.

Loss before income tax was $8,053,990 for the fourth quarter of 2008, compared to $524,397 for the fourth quarter of 2007. Foreign exchange loss increased by $3,534,738, from $215,766 in the fourth quarter of 2007 to $3,750,504 in the fourth quarter of 2008, due to strengthening U.S. dollar relative to the Mexican peso and Canadian dollar. Interest and other expenses increased by $375,696, from $207,734 in the fourth quarter of 2007 to $583,430 in the fourth quarter of 2008, due to higher capital lease obligations in 2008. Lower interest on short-term investments gave rise to a $177,336 reduction in investment and other income, from $244,699 in the fourth quarter of 2007 to $67,363 in the fourth quarter of 2008.

The income tax benefit recorded in the fourth quarter of 2008 was $2,515,084 which is the tax benefit attributable to the loss generated by the Company during the period. This compares to an income tax provision of $768,234 for the fourth quarter of 2007, based on the taxable income generated in that period.

The net loss after taxes was $5,538,906 or $0.08 per share for the fourth quarter of 2008 compared to a net loss of $1,292,631 or $0.03 per share in the fourth quarter of 2007.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the last eight quarters.

	Quarter	Net sales revenues $	Net income (loss) after taxes $	Basic and diluted net income (loss) per common share $	Stock based compensation(1) $	Property write downs $	Note
Year ended December 31, 2008	Q4	9,106,605	(5,538,906)	(0.08)	865,415	-	2
	Q3	10,817,211	(374,245)	(0.01)	1,035,864	-
	Q2	11,436,889	(296,956)	0.00	670,616	-	3
	Q1	12,964,182	1,065,323	0.02	1,108,216	-
Year ended December 31, 2007	Q4	11,631,477	(1,292,631)	(0.03)	1,446,821	-
	Q3	10,288,478	(2,070,082)	(0.04)	723,992	1,703,591	4
	Q2	10,846,344	(729,658)	(0.01)	775,532	-
	Q1	10,158,621	(3,137,751)	(0.06)	919,344	-

Notes:

(1)

Stock-based Compensation - the net losses are affected significantly by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

(2)

In the quarter ended December 31, 2008, net sales revenue was negatively affected by declining silver prices and losses on final metals settlements, for which provisional payments had already been received. While the average gross revenue per ounce was US$14.66 for the year ended December 31, 2008, the average gross revenue per ounce for the fourth quarter of 2008 was US$11.67 per ounce. In addition, the strengthening U.S. dollar relative to the Mexican peso and Canadian dollar gave rise to a foreign exchange loss of $3.7 million in the fourth quarter of 2008.

(3)

In the quarter ended June 30, 2008, the Company had a revision to its smelting charges imposed, resulting in an incremental charge and reduction of net sales of $1.9 million (US$1,852,830) in the quarter. Effective December 1, 2008, smelting and refining charges were reduced. In addition, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for doré and concentrate.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 59

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

(4)

Write downs of mineral properties – net losses are impacted by managements’ decision not to pursue certain mineral properties. In the quarter ended September 30, 2007, management elected not to proceed with the acquisitions of the Candameña Mining District and accordingly, included a $1,703,591 one time write down of the carrying value of the Candameña mineral property to its estimated proceeds from disposal.

Revenues Per Canadian GAAP (expressed in CDN$)

As required by Canadian GAAP, revenues are presented as the net invoiced revenues for delivered shipments of silver doré bars, and silver concentrates, including metal by-products of gold, lead and zinc, after having deducted refining and smelting charges. The following analysis provides the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per Canadian GAAP. Gross revenues are deducted by shipped ounces of equivalent silver to calculate the average realized price per ounce of silver sold.

	Quarter Ended		Year Ended
	December 31,		December 31,
Revenue Analysis	2008	2007	2008	2007
	$	$	$	$
Gross revenues - silver dore bars and concentrates	11,712,165	12,357,792	56,102,459	45,837,983
Less: refining, smelting and transportation charges	(2,605,560)	(726,316)	(11,777,572)	(2,913,063)
Net revenue	9,106,605	11,631,476	44,324,887	42,924,920

Equivalent ounces of silver sold	827,845	908,688	3,590,202	3,461,560
Average gross revenue per ounce sold ($CDN)	14.15	13.60	15.63	13.24
Average exchange rate in the period ($US/$CDN)	1.2123	0.9818	1.0660	1.0740
Average gross revenue per ounce sold ($US)	11.67	13.85	14.66	12.33

LIQUIDITY

At December 31, 2008, the Company had a working capital deficiency of $1,036,466 and cash and cash equivalents of $17,424,123 compared to working capital of $1,125,368 and cash and cash equivalents of $12,835,183 at December 31, 2007. Current liabilities at December 31, 2008 include the long-term vendor liability and associated interest relating to the acquisition of First Silver in the amount of $13,940,237. On July 22, 2008, the Company secured its outstanding vendor liability by entering into a Letter of Credit facility for $13,940,237, secured by cash and liquid short term investments. The Letter of Credit is revolving with annual expiry on July 22. The cash and short term investments earn market rates of interest from which the 0.5% per annum cost of the Letter of Credit is deducted and the net interest remitted to the Company. The Restricted Cash is segregated from operating cash as the funds are not accessible by the Company pending the litigation described in Liquidity Risk below. Also included in current liabilities at December 31, 2008 is the current portion of capital lease obligations of $1,584,477.

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters issuing 8,500,000 Units at an issue price of $5.35 per Unit for net proceeds to the Company of $40,144,471. Each Unit consisted of one common share in the capital of the Company and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant entitles the holder to acquire one additional Common Share at a price of $7.00 expiring March 25, 2010. In addition, the Company received $1,398,566 pursuant to the exercise of 436,650 stock options and $31,875 pursuant to the exercise of 7,500 share purchase warrants during the year ended December 31, 2008.

During the year ended December 31, 2008, the Company made investments on its mineral properties of $24.5 million (2007 - $18.9 million), and on plant and equipment further expenditures of $14.9 million (2007 - $11.8 million) on a cash basis. In the fourth quarter of 2008, the Company took actions to reduce its rate of spending on exploration and development expenditures, reducing the number of drill rigs deployed from 22 early in the year to four by the end of the year. Although the Company has expended approximately US$10.5 million to date on its capital expansion at La Encantada, this is expected to be a US$21.6 million capital expansion that would increase capacity to 3,500 tonnes per day.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 until March 5, 2011. The underwriters have an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 warrants at a price of $0.20 per warrant. The Company plans to use $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the La Encantada Silver Mine and the remainder for general working capital.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to any liquidity risk and there are no restrictions on the ability of the Company to meet its obligations. The Company has no exposure and has not invested any of its treasuries in any asset backed commercial paper securities. See “Liquidity Risk” below.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

2009 OUTLOOK

This section of the MD&A provides management’s production and costs forecasts for 2009. We also discuss the major capital projects planned for the La Encantada mine in 2009. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the beginning of this MD&A.

PRODUCTION DATA	La Encantada	La Parrilla	San Martin	Consolidated
Tonnes Milled	611,800	275,358	307,753	1,194,911
Silver head grades (grams/tonne)	212	250	150	205
Silver recoveries	60%	75%	80%	68%
Silver ounces	2,572,301	1,604,776	1,187,470	5,364,547
Gold ounces	15	465	1,187	1,667
Lead tonnes	944	1,322	-	2,266
Silver equivalent ounces (1)	2,668,627	1,769,154	1,266,625	5,704,406
AVERAGE COSTS
Production costs per ounce (US$)	4.71	6.83	9.10	6.40
Smelting/refining per ounce (US$)	1.38	1.23	0.28	1.09
Transport and marketing per ounce (US$)	0.17	0.18	0.16	0.17
Production costs per tonne (US$)	21.72	39.79	35.10	28.84

(1) Pricing assumptions for equivalents – Au = US$800/oz., Pb = US$0.55/oz. , Zn = US$0.50/oz.

Silver production is expected to increase in mid 2009 when the La Encantada plant expansion is completed and plant capacity has been increased from 1,000 tpd to 3,500 tpd. The Company expects to gradually bring the new cyanidation plant into production beginning with production of 1,000 tpd in the first month, 2,000 tpd in the second month, 3,000 tpd in the third month, and achieving full capacity of 3,500 tpd in the fourth month of production.

Capital expenditures at the La Encantada mine are expected to amount to US$21.6 million upon completion in mid-2009.

Cash costs are expected to remain constant due to foreign exchange translation effects on domestic peso based costs which when translated into US dollars have shown a decrease from earlier in 2008. The Company estimates that 65% of the production costs are in pesos, and 35% are denominated in U.S. dollars.

Smelting and refining charges are expected to decrease in 2009 due to new refining and smelting agreements entered into in February 2009 for doré and concentrate production. With the shift in production at the La Encantada mine, the mix of doré to concentrate production will increase from 49% to 92% by the fourth quarter of 2009.

Sales of coins, ingots and bullion will increase in the year from 5% of production in Q1/09, to approximately 10% by the end of Q2/09 and will remain at that level for the balance of 2009. These sales result in approximately a 10% increase in selling price over normal quoted selling prices in any quarter. Additional information on the Company’s silver coins, ingots and bullion, including how to place an order, may be found on the Company’s website at www.firstmajestic.com.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2008, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company:

(a)	incurred $248,025 (2007 - $197,696) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b)

incurred $310,920 (2007 - $478,206) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in México pursuant to a consulting agreement.

(c)

incurred $8,010,843 (2007 - $1,728,222) of service fees with a mining services company sharing our premises in Durango México. This related party provides management services and pays mining contractors who provide services at the Company’s mines in México. Of the fees incurred, $3,122,130 was unpaid at December 31, 2008 (December 31, 2007 - $94,724). This relationship was terminated in February 2009.

(d)	incurred $7,365 (2007- $254,742) to a director of the Company as finder’s fees upon the completion of certain option agreements relating to the Del Toro Silver Mine.

(e)	provided a loan of US$30,000 (2007-$nil) to a director of the Company. This loan was fully repaid subsequent to December 31, 2008.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 61

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

PROPOSED TRANSACTIONS

The board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

MANAGEMENT OF CAPITAL RISK

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2007.

The Company’s capital structure consists of shareholders’ equity, comprising of issued capital, share capital to be issued, contributed surplus, retained earnings (deficit) and accumulated other comprehensive loss.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. As a result of the funding received subsequent to year end, the Company expects that the capital resources available to it will be sufficient to carry out its development plans and operations for at least the next twelve months.

FINANCIAL INSTRUMENTS AND RISKS

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells its silver primarily to one international organization with a strong credit rating, payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $6.1 million as at December 31, 2008, a significant portion which is past due. The Company expects to recover the full amount.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. The Company does not have any committed loan facilities. As at December 31, 2008, the Company has outstanding accounts payable and accrued liabilities of $17.3 million which are generally payable in 90 days or less.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940 (see “Liquidity” above). Although, the Company does not have a history of operating profits, the Company believes it will generate sufficient cash from operations which together with cash on hand at March 27, 2009, will be sufficient to meet operating requirements as they arise for at least the next twelve months.

The Company has an obligation regarding its purchase of First Silver Reserve (“FSR”) to make a final instalment payment of $13,341,380, due on May 30, 2008, and to make simple interest payments at 6% per annum, payable quarterly on the outstanding vendor balance. In November 2007, an action was commenced by the Company and FSR against the previous majority shareholder of FSR (“Majority Shareholder”), who was a previous director, President and Chief Executive Officer of FSR, and a company he controls, whereby the Company and FSR allege that while holding the positions of director, President and Chief Executive Officer of FSR, he engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory requirements owed to FSR, which resulted in FSR not acquiring a mine. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

Pending resolution of the litigation set out above, the Company has withheld payment of quarterly instalments of interest due on November 30, 2007, February 29, 2008 and May 30, 2008 totalling $598,857 to the previous Majority Shareholder, and has maintained a reserve of cash in the amount of such instalments. The Company has withheld payments of the final instalment and interest, combined to a total of $13,940,237 due May 30, 2008 until such litigation has been resolved, and such date is presently not determinable. The Company filed on July 22, 2008 an irrevocable Letter of Credit with the Supreme Court of British Columbia as security for this matter.

The Company’s liabilities have contractual maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1- 3	4 - 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$ 3,814,049	$ 1,815,197	$ 1,998,852	$ -	$ -
Purchase Obligations (1)	5,984,323	5,984,323	-	-	-
Vendor Liability on Mineral Property (2)	1,372,973	1,372,973	-	-	-
Total Contractual Obligations (3)	$11,171,345	$9,172,493	$1,998,852	$ -	$ -

(1)	Contract commitments for construction materials and equipment for the La Encantada Mill Expansion Project
(2)	Vendor liability on mineral property totalling US$1,121,160 on the Quebradillas Mine at La Parrilla.
(3)	Amounts above do not include payments related to the Company’s future asset retirement obligations (see Note 20), nor do they include accounts payable and accrued liabilities of $17.3 million. Excludes the vendor liability relating to the acquistion of First Silver of $13,940,237.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Mexican peso denominated cash and cash equivalents, accounts receivable, investments in mining interests and accounts payable. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Mexican peso and the Canadian dollar is included in the table below.

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead and zinc. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control.

The Company does not use other derivative instruments to hedge its commodity price risk.

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. The Company’s interest bearing financial liabilities comprise fixed rate debt instruments and capital leases with terms to maturity ranging up to three years.

The sensitivity analyses below have been determined based on the undernoted risks at December 31, 2008.

	Reasonably possible changes
	$US Denominated Silver Commodity Price	$US / Peso Echange Rate	Peso / $CDN Exchange Rate	Market Interest Rate
Impact on Annual Operations	+/- 10%	+/- 10%	+/- 10%	+/- 25 bps
Net Income (1)	$5,196,932	$2,604,453	$2,557,372	$43,560
Other Comprehensive Income (1)	$-	$-	$440,923	$-

(1)	These sensitivities are hypothetical and should be used with caution, favourable hypothetical changes in the assumptions result in an increased amount and unfavourable hypothetical changes in the assumptions result in a decreased amount of net income and/or other comprehensive income.

Fair Value Estimation

The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivables, other receivables, derivative financial instruments, accounts payable and accrued liabilities, employee profit sharing payable, capital lease obligations and vendor liability.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 63

Marketable securities and derivative instruments are carried at fair value. The fair values of accounts receivable, other receivables, accounts payable and accrued liabilities, unearned revenue, employee profit sharing payable and capital lease obligations approximate their carrying value due to the short term nature of these items. The fair value of the vendor liability and interest payable is not readily determinable due to the uncertainty with respect to the outcome of the litigation described in Note 10 in the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates are included in Note 2 in the annual consolidated financial statements for period ended December 31, 2008. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
  Depletion and Depreciation of Property, Plant and Equipment;
  Asset Retirement Obligations and Reclamation Costs;
  Income Taxes; and
  Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests
The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company has completed an impairment review of its properties at December 31, 2008. The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment
Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Asset Retirement Obligations and Reclamation Costs
The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the county in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 8.5% . The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at December 31, 2008.

Income Taxes
Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Coincident with the tax consolidation, México introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in México. Management has reviewed its IETU obligations and its consolidated tax position at December 31, 2008, and management is required to assess whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation
The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the year.

SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

Capital Disclosures and Financial Instruments - Disclosures and Presentation
Effective January 1, 2008, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 65

Inventories
The Company adopted CICA Section 3031, Inventories, on January 1, 2008. This section provides further guidance on the measurement and disclosure requirements for inventories. Specifically, the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of the new standard did not have a material impact on the Company’s results of operations or financial position.

FUTURE ACCOUNTING CHANGES

The Company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and determined that the following may have a significant impact on the Company.

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

The CICA issued the new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. These new standards become effective beginning on or after January 1, 2011, but early adoption is permitted. The Company is currently assessing the impact of these new standards.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Management reviewed internal controls in detail in 2008 and noted weaknesses in internal controls related to education and adoption of new automated internal controls in México proposed when its new accounting information systems were adopted in the first quarter of 2008. The risk of material error is mitigated by extensive management review of financial reports and various account reconciliations and analyses in both México and Canada. Management is continuing to rely significantly on substantive testing and detailed analyses in parallel with establishing detailed controls over the new systems in order to mitigate specific weaknesses while ensuring the fair presentation of its annual financial statements.

Based upon the recent assessment of the effectiveness of the internal control over financial reporting and disclosure controls and procedures, including consideration of detailed analyses by supervisory personnel to mitigate any exposure or weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that there are weaknesses in México but these are compensated by head office supervisory controls and as a result management has concluded that there are no material unmitigated weaknesses, and the design and implementation of internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2008.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for all the periods ended after January 1, 2010.

We have begun planning our transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined. The Company is presently undergoing a diagnostic assessment of its current accounting policies systems and processes in order to identify differences between current Canadian GAAP and IFRS treatment. While the effects of IFRS have not yet been fully determined, the Company has identified several key areas where it is likely to be impacted by accounting policy changes, including the accounting for Property, Plant and Equipment, Asset Retirement Obligations and Business Combinations. Further detailed analysis of these areas is underway, and no decisions have yet been made with regard to accounting policy choices.

A more detailed review of the impact of IFRS on the Company’s consolidated financial statements, and other areas of the Company is in progress and is expected to be completed by the end of 2009. The Company will continue to monitor changes in IFRS during the implementation process and intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial reporting. There will be changes in accounting policies related to the adoption of IFRS and these changes may materially impact the Company’s financial statements in the future.

OTHER MD&A REQUIREMENTS

(a)	Additional information relating to the Company may be found on or in:
• SEDAR at www.sedar.com,
• the Company’s Annual Information Form,
• the Company’s audited consolidated financial statements for the year ended December 31, 2008.

(b)	Outstanding Share Data as of the Report Date:
As of March 31, 2009, the Company has the following securities outstanding:

Issued common shares: 82,341,636 common shares

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 67

Stock options chronologically:

The following table summarizes the stock options outstanding at March 31, 2009:

Price	Options	Options
$	Outstanding	Exercisable	Expiry Dates
3.28	12,500	12,500	June 13, 2009
4.32	605,000	605,000	December 6, 2009
5.50	200,000	200,000	February 1, 2010
4.64	75,000	75,000	June 1, 2010
4.17	100,000	100,000	August 8, 2010
3.72	30,000	30,000	September 24, 2010
3.98	20,000	13,750	October 17, 2010
4.45	600,000	450,000	October 30, 2010
4.34	50,000	37,500	November 1, 2010
4.42	25,000	18,750	November 12, 2010
4.34	200,000	150,000	December 5, 2010
4.42	50,000	37,500	February 20, 2011
4.65	100,000	75,000	March 25, 2011
4.19	20,000	10,000	April 26, 2011
4.02	100,000	50,000	May 15, 2011
4.30	450,000	450,000	June 19, 2011
4.67	130,000	65,000	July 4, 2011
4.15	300,000	150,000	July 28, 2011
3.62	695,000	347,500	August 28, 2011
1.60	200,000	50,000	October 8, 2011
1.27	118,750	29,688	October 17, 2011
4.32	245,000	245,000	December 6, 2011
4.41	400,000	400,000	December 22, 2011
5.00	155,000	155,000	February 7, 2012
4.65	25,000	25,000	June 20, 2012
4.34	925,000	693,750	December 5, 2012
3.62	100,000	50,000	August 28, 2013
1.44	240,000	60,000	November 10, 2013
1.56	550,000	137,500	December 17, 2013
	6,721,250	4,723,438

The following table summarizes the share purchase warrants outstanding at March 31, 2009:

Exercise Price	Warrants
$	Outstanding	Expiry Dates
7.00	4,887,500	March 25, 2010
3.50	4,243,788	March 5, 2011
	9,131,288

CORPORATE INFORMATION

CORPORATE HEADQUARTERS	STOCK TRANSFER AGENT

Suite 1805 - 925 West Georgia Street	Computershare Trust Company of Canada
Vancouver, B.C. Canada V6C 3L2	510 Burrard Street, 3rd Floor
Telephone 604.688.3033	Vancouver, B.C. Canada V6C 3B9
Fax 604.639.8873	Telephone 604-661-9400
Toll Free 1.866.529.2807	Fax 604-661-9401
info@firstmajestic.com
www.firstmajestic.com	LEGAL ADVISORS

BOARD OF DIRECTORS AND OFFICERS	McCullough O’Connor Irwin LLP
888 Dunsmuir Street, Suite 1100
Robert McCallum, B.Sc., P.Eng. [1,3]	Vancouver, B.C. Canada V6C 3K4
Chairman & Director
Keith Neumeyer	INDEPENDENT AUDITORS
President, Chief Executive Officer and Director
Ramon Davila, Ing., M.Sc. Eng.	Deloitte & Touche
Chief Operating Officer and Director	P.O. Box 49279, Four Bentall Centre
Raymond Polman, B.Sc. (Econ), CA	2800 – 1055 Dunsmuir Street
Chief Financial Officer	Vancouver, B.C. Canada V7X 1P4
Connie Lillico
Corporate Secretary	ANNUAL GENERAL MEETING
Douglas Penrose, CA1,3
Director	Date: Thursday, May 28, 2009
Tony Pezzotti[1,2]	Time: 10:00 am
Director	Fairmont Waterfront Hotel,
David A. Shaw, Ph.D2,3	Cheakamus Room
Director	900 Canada Place Way
Robert (Bob) Young, P.Eng.[2]	Vancouver, B.C. Canada V6C 3L5
Director
MARKET INFORMATION
INVESTOR RELATIONS CONTACT
Trading Symbol: FR
Investor relations	Stock Exchange: TSX
info@firstmajestic.com	Frankfurt/Berlin: FMV, WKN: A0LHKJ
Pink Sheets: FRMSF
Jill Anne Arias
Executive Assistant & Corporate Relations

Telephone 604.688.3033
Toll Free 1.866.529.2807 (North America only)

1	Audit committee
2	Human resources, compensation and nominating committee
3	Corporate governance committee

FIRST MAJESTIC SILVER CORP. 2008 ANNUAL REPORT | 69

www.firstmajestic.com